SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.






                                    FORM U5S


                                  ANNUAL REPORT
                  For the Fiscal Year Ended September 30, 1996






                              Filed Pursuant to the

                   Public Utility Holding Company Act of 1935

                                       by


                            National Fuel Gas Company
                    10 Lafayette Square, Buffalo, N.Y. 14203

                            NATIONAL FUEL GAS COMPANY

                            FORM U5S - ANNUAL REPORT
                  For the Fiscal Year Ended September 30, 1996



                                TABLE OF CONTENTS


                                                                          Page

ITEM  1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
          SEPTEMBER 30, 1996                                                3

ITEM  2.  ACQUISITIONS OR SALES OF UTILITY ASSETS                           7

ITEM  3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF
          SYSTEM SECURITIES                                                 7

ITEM  4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM
          SECURITIES                                                        8

ITEM  5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES                  9

ITEM  6.  OFFICERS AND DIRECTORS
          Part   I.  Names, principal business address and
                     positions held as of September 30, 1996               11
          Part  II.  Financial connections as of September 30, 1996        13
          Part III.  Compensation and other related information            13

ITEM  7.  CONTRIBUTIONS AND PUBLIC RELATIONS                               18

ITEM  8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS
          Part   I.  Intercompany sales and services
                     (1)  Salaries of officers of the Registrant           19
                     (2)  Services rendered by Statutory Subsidiaries      21
                     (3)  Services rendered by Registrant                  28
          Part  II.  Contracts to purchase services or goods
                     between any System company and any affiliate          29
          Part III.  Employment of any person by any System
                     company for the performance on a continuing
                     basis of management services                          29

ITEM  9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES               29

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS
          Financial Statements (Index)                                     32
          Exhibits                                                         57

SIGNATURE                                                                  63

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF SEPTEMBER 30, 1996

                           Number of Common  Percent of    Issuer    Owner's
Name of Company              Shares Owned   Voting Power Book Value Book Value
---------------            ---------------- ------------ ---------- ----------
                                                        (Thousands of Dollars)
                                                         --------------------
Registrant:
National Fuel Gas Company
(Parent, Company or Registrant)          -            -           -          -

Statutory Subsidiaries:
 National Fuel Gas Distribution
  Corporation (Distribution
  Corporation) (Note 1)              2,000         100%    $400,584   $400,584
    Unsecured Debt (Note 10)             -            -    $440,000   $440,000

 National Fuel Gas Supply
  Corporation (Supply
  Corporation) (Note 2)          1,013,802         100%    $219,208   $219,208
    Unsecured Debt (Note 10)             -            -    $212,465   $212,465

 Seneca Resources Corporation
  (Seneca Resources) (Note 3)      100,000         100%    $138,592   $138,592
    Unsecured Debt (Note 10)             -            -    $184,400   $184,400
    Empire Exploration Company,
     Empire 1983 Drilling
     Program, Empire 1983
     Joint Venture (Note 11)           N/A         N/A     $    970   $    970

 Highland Land & Minerals, Inc.
  (Highland) (Note 4)                4,500         100%    $  4,648   $  4,648

 Utility Constructors, Inc.
  (UCI) (Note 5)                     1,000         100%    $  3,391   $  3,391

 Data-Track Account Services,
  Inc. (Data-Track) (Note 6)         1,000         100%    $    638   $    638

 Leidy Hub, Inc. (Leidy Hub)
  (Note 7)                           4,000         100%    $    679   $    679
    Unsecured Debt (Note 10)             -            -    $    300   $    300
    Ellisburg-Leidy Northeast
     Hub Company (Note 7)              N/A          50%    $    545   $    130
    Enerchange L.L.C. (Note 7)         N/A         14.5%   $  2,774   $    930

 National Fuel Resources, Inc.
 (NFR) (Note 8)                     10,000         100%    $  9,235   $  9,235

 Horizon Energy Development, Inc.
  (Horizon) (Notes 9 and 12-14)      1,250         100%    $ (6,340)  $ (6,340)
    Unsecured Debt (Note 10)             -            -    $  7,600   $  7,600
    Sceptre Power Company (Note 12)    N/A         100%    $  1,949   $  1,949
    Beheer-en-Beleggingmaatschappij
     Bruwabel B.V. (Bruwabel)
     (Note 13)                         400         100%    $  2,133   $  2,133
      Power International, s.r.o.
       (PI) (Note 13)                  N/A         100%    $    326   $    326
      Power Development, s.r.o.
       (PD) (Note 13)                  N/A         100%    $  1,845   $  1,845
       Teplarna Kromeriz a.s.
        (Kromeriz) (Note 13)           N/A         100%    $  1,178   $  1,178

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF SEPTEMBER 30, 1996 (Continued)

Notes:
 (1) Distribution Corporation is a public utility that sells natural gas and provides gas transportation service in western New York and northwestern Pennsylvania.

 (2) Supply Corporation is engaged in the transportation and storage of natural gas for affiliated and nonaffiliated companies.

 (3) Seneca Resources is engaged in the exploration for, and the development and purchase of, natural gas and oil reserves in the Gulf Coast of Texas and Louisiana, in California, and in the Appalachian region of the United States. In addition, Seneca Resources is engaged in the marketing of timber from its Pennsylvania land holdings.

 (4)    Highland operates a sawmill and kiln in Kane, Pennsylvania.

 (5) UCI discontinued its operations (primarily pipeline construction) in 1995 and its affairs are being wound down.

 (6) Data-Track provides collection services (principally issuing collection notices) for the subsidiaries of the Company, particularly Distribution Corporation.

 (7) Leidy Hub is engaged in providing various natural gas hub services to customers in the northeastern, mid-Atlantic, Chicago and Los Angeles areas of the United States and Ontario, Canada, through (i) Leidy Hub's 50% ownership of Ellisburg-Leidy Northeast Hub Company and (ii) Leidy Hub's 14.5% ownership of Enerchange, L.L.C. (Enerchange) which in turn owns 50% of QuickTrade, L.L.C.

 (8) NFR is engaged in the marketing and brokerage of natural gas and the performance of energy management services for utilities and end-users located in the northeastern and midwestern United States.

 (9) Horizon was formed to engage in foreign and domestic energy projects through investment as a sole or partial owner in various business entities (see Notes 12-14).

(10)    Unsecured debt is presented on page 6.

(11) In December 1983, Empire Exploration, Inc. (which was subsequently merged into Seneca Resources) established a drilling fund through a series of limited partnerships in which it acts as general partner (See File No. 70-6909). Empire Exploration, Inc.'s aggregate investment in all three limited partnerships amounted to $970,150.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF SEPTEMBER 30, 1996 (Continued)

(12) Horizon became one of the partners in Sceptre Power Company, a California general partnership, on September 15, 1995. This partnership was dissolved as of December 23, 1996.

(13) Horizon purchased 100% of the capital stock of Bruwabel as of June 25, 1996. Bruwabel owns 100% of the ownership interests of PI and PD (both Czech corporations). PD owns 100% of the ownership interests of Kromeriz (also a Czech corporation). Bruwabel and its subsidiaries are primarily engaged in district heating and power generation project development in Eastern Europe. Currently, the only material asset of these companies is a district heating system which sells steam heat to residential and commercial customers in the city of Kromeriz, Czech Republic. Horizon intends to carry out the plan of the previous owner to convert this steam plant into a 35-50 megawatt cogeneration facility which would sell
        electricity  to  the  local  electric   distribution   company  under
        agreements currently being negotiated. The Kromeriz district heating plant will continue operating while Horizon continues the development of the cogeneration expansion. It is anticipated that construction will begin on the cogeneration expansion within one year.

        Horizon  will  file for  Exempt  Wholesale  Generator  (EWG) or  Foreign
        Utility Company (FUCO) status in regard to the Kromeriz project described above at the earliest appropriate time.

(14) Horizon owned 60% of the voting power of Sceptre Kabirwala, L.L.C. (SKLLC) (a Delaware limited liability company) which in turn owned 60% of the voting power of KPP Investment, L.L.C. (KPP) (a Delaware limited liability company), which in turn owned 48.19% of the voting stock of Fauji Kabirwala Power Company Limited (FKPCL) (a Pakistan public limited company). FKPCL is a certified exempt wholesale generator.
        See Item 9 and exhibits H and I for further information.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF SEPTEMBER 30, 1996 (Concluded)

Note (10) Unsecured Debt
                                                 Principal   Issuer    Owner's
Name of Company                                   Amount      Book      Book
   (Issuer)      Security Owned by Registrant      Owed      Value      Value
---------------  ----------------------------    ---------   ------    -------
                                                    (Thousands of Dollars)
Distribution
 Corporation     Intercompany Notes:
                   6.54% Due November 5, 1997       7,000      7,000     7,000
                   5.72% Due March 1, 1999         50,000     50,000    50,000
                   6.71% Due February 4, 2000      50,000     50,000    50,000
                   7.99% Due February 1, 2004     100,000    100,000   100,000
                   7.46% Due March 30, 2023        49,000     49,000    49,000
                   8.55% Due July 15, 2024         20,000     20,000    20,000
                   7.50% Due June 13, 2025         50,000     50,000    50,000
                   5.4765% System Money Pool*     114,000    114,000   114,000
                                                 --------   --------  --------
                                                  440,000    440,000   440,000
                                                 --------   --------  --------
Supply
 Corporation     Intercompany Notes:
                   6.54% Due November 5, 1997      25,000     25,000    25,000
                   7.37% Due July 14, 1999         50,000     50,000    50,000
                   7.99% Due February 1, 2004      25,000     25,000    25,000
                   8.44% Due November 10, 2012     50,965     50,965    50,965
                   8.55% Due July 15, 2024         30,000     30,000    30,000
                   5.4765% System Money Pool*      31,500     31,500    31,500
                                                 --------   --------  --------
                                                  212,465    212,465   212,465
                                                 --------   --------  --------

Seneca
 Resources       Intercompany Notes:
                   6.54% Due November 5, 1997      18,000     18,000    18,000
                   6.22% Due July 2, 1998          50,000     50,000    50,000
                   5.72% Due March 1, 1999         50,000     50,000    50,000
                   5.4765% System Money Pool*      66,400     66,400    66,400
                                                 --------   --------  --------
                                                  184,400    184,400   184,400
                                                 --------   --------  --------

Leidy Hub          5.4765% System Money Pool*         300        300       300
                                                 --------   --------  --------

Horizon            5.4765% System Money Pool*       7,600      7,600     7,600
                                                 --------   --------  --------

                                                 $844,765   $844,765  $844,765
                                                 ========   ========  ========



* Interest rate represents weighted average of all short-term securities outstanding at September 30, 1996, pursuant to System money pool arrangement, S.E.C. File No. 70-8297 (Release Nos. 25964, 26076 and 26196).

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

         None during fiscal year ended September 30, 1996.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

         None during fiscal year ended September 30, 1996.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES FISCAL YEAR ENDED SEPTEMBER 30, 1996

                                                              Number of Shares or
                                      Name of Company           Principal Amount
                                    Acquiring, Redeeming  ----------------------------                 Commission
Name of Issuer and Title of Issue  or Retiring Securities Acquired  Redeemed   Retired Consideration  Authorization
---------------------------------  ---------------------- --------  --------   ------- ------------- --------------
                                                                    (Thousands of Dollars)
                                                          ------------------------------------------
Registered Holding Company:

  Registrant:
    8.90% Note due December 18, 1995     Registrant                            $25,500     $25,500   Rule 42

    8.875% Note due December 18, 1995    Registrant                             20,000      20,000   Rule 42

    8.90% Note due December 20, 1995     Registrant                             13,000      13,000   Rule 42

    4.53% Note due September 9, 1996     Registrant                             30,000      30,000   Rule 42


    Distribution Corporation:
     5.72% Note maturing
      March 1, 1999                      Registrant       $50,000                           50,000   File No. 70-8541

    Seneca Resources:
     5.72% Note maturing
      March 1, 1999                      Registrant        50,000                           50,000   File No. 70-8541

Subsidiaries of Registered
 Holding Company

  Distribution Corporation:
   9.03% Note Due December 18, 1995  Distribution Corp.                          8,000       8,000   Rule 42
                                     Supply Corporation                         17,500      17,500   Rule 42

   9.00% Note due December 18, 1995  Distribution Corp.                          9,000       9,000   Rule 42
                                     Supply Corporation                         11,000      11,000   Rule 42

   9.03% Note due December 20, 1995  Distribution Corp.                         13,000      13,000   Rule 42

  Seneca Resources:
   4.66% Note due September 9, 1996  Seneca Resources                           30,000      30,000   Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                             Number of                              Aggregate
1. Name of Owner             Persons      Business of Persons      Investment
   -------------             ---------    -------------------      ----------

None.

                                        THIS PAGE LEFT BLANK INTENTIONALLY

ITEM 6.  OFFICERS AND DIRECTORS

Part I.  Names, principal business address and positions held as of September 30, 1996



                                        Names of System Companies with Which Connected
                                        --------------------------------------------------------------
                                                          National Fuel    National Fuel    Seneca
                                                         Gas Distribution   Gas Supply    Resources
                                           Registrant         Corp.            Corp.         Corp.
                                       ---------------------------------------------------------------

B. J. Kennedy          Buffalo, NY (1) |  D,COB,CEO,P,s |       D, COB, s |   D, COB, s |           s |
-------------------------------------------------------------------------------------------------------
B. S. Lee          Des Plaines, IL (2) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
G. L. Mazanec          Houston, TX (3) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
L. F. Kahl       Williamsville, NY (4) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
L. Rochwarger          Buffalo, NY (1) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
G. H. Schofield        Buffalo, NY (1) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
E. T. Mann             Buffalo, NY (1) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
R. T. Brady        East Aurora, NY (5) |          D, df |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
P. C. Ackerman         Buffalo, NY (1) |      D, SVP, s |         D, P, s |         EVP |        D, s |
-------------------------------------------------------------------------------------------------------
J. A. Beck             Houston, TX (6) |              - |               - |           - |        P, s |
-------------------------------------------------------------------------------------------------------
R. P. Borneman      Buffalo, NY (1)(8) |              - |           VP, s |           s |           s |
-------------------------------------------------------------------------------------------------------
W. M. Petmecky         Houston, TX (6) |              - |               - |           - |   SVP, S, s |
-------------------------------------------------------------------------------------------------------
D. A. Brown            Houston, TX (6) |              - |               - |           - |       VP, s |
-------------------------------------------------------------------------------------------------------
E. E. Wassell          Houston, TX (6) |              - |               - |           - |       VP, s |
-------------------------------------------------------------------------------------------------------
J. F. McKnight         Houston, TX (6) |              - |               - |           - |       VP, s |
-------------------------------------------------------------------------------------------------------
C. H. Friedrich        Houston, TX (6) |              - |               - |           - |        T, s |
-------------------------------------------------------------------------------------------------------
A. M. Cellino          Buffalo, NY (1) |           S, s |           VP, s |           - |           - |
-------------------------------------------------------------------------------------------------------
W. E. DeForest         Buffalo, NY (1) |              - |       SVP, D, s |           s |           s |
-------------------------------------------------------------------------------------------------------
B. H. Hale             Buffalo, NY (1) |              s |          D, SVP |           s |           - |
-------------------------------------------------------------------------------------------------------
R. Hare                Buffalo, NY (1) |              - |               - |     D, P, s |           - |
-------------------------------------------------------------------------------------------------------
W. J. Hill             Buffalo, NY (1) |              D |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
R. J. Kreppel          Buffalo, NY (1) |              - |               - |           - |           - |
-------------------------------------------------------------------------------------------------------
J. P. Pawlowski        Buffalo, NY (1) |           T, s |    D, SVP, T, s |     T, S, s |           s |
-------------------------------------------------------------------------------------------------------
J. R. Pustulka         Buffalo, NY (1) |              - |               - |       VP, s |           - |
-------------------------------------------------------------------------------------------------------
J. D. Ramsdell         Buffalo, NY (1) |              - |           VP, s |           - |           - |
-------------------------------------------------------------------------------------------------------
W. A. Ross             Buffalo, NY (1) |              - |               - |    D, VP, s |           - |
-------------------------------------------------------------------------------------------------------
D. J. Seeley           Buffalo, NY (1) |              - |               s |   D, SVP, s |           - |
-------------------------------------------------------------------------------------------------------
D. F. Smith            Buffalo, NY (1) |              - |    SVP, D, S, s |           s |        D, s |
-------------------------------------------------------------------------------------------------------
R. J. Tanski           Buffalo, NY (1) |              - |       VP, GC, s |           - |           - |
-------------------------------------------------------------------------------------------------------
P. A. Turek            Erie, PA (7)(8) |              - |               - |    D, VP, s |           - |
-------------------------------------------------------------------------------------------------------
G. T. Wehrlin          Buffalo, NY (1) |           C, s |    SVP, D, C, s |           s |     D, C, s |
-------------------------------------------------------------------------------------------------------
R. W. Wilcox           Buffalo, NY (1) |              - |           VP, s |           s |           s |
-------------------------------------------------------------------------------------------------------
R. J. Wright           Buffalo, NY (1) |              - |           VP, s |           s |           s |
-------------------------------------------------------------------------------------------------------



                                      Position Symbol Key
              COB - Chairman of the Board of Directors  df - Director's  Fees
              CEO - Chief Executive Officer              S - Secretary
                P - President                            C - Controller
              EVP - Executive Vice President             D - Director
              SVP - Senior Vice President                s - Salary
               VP - Vice President                       T - Treasurer
               GC - General Counsel
Notes
 (1)  National Fuel Gas Company, 10 Lafayette Square, Buffalo, New York 14203
 (2) Institute of Gas Technology, 1700 So. Mt. Prospect Road, DesPlaines, IL 60018-1804
 (3)  302 Fall River Court, Houston, TX 77024
 (4) The Vector Group, L.L.C., 6255 Sheridan Drive, Suite 100, Williamsville, NY 14221
 (5)  Moog Industries, Inc. 300 Jamison Rd., East Aurora, NY 14052-0018
 (6) Seneca Resources Corporation, 1201 Louisiana Street, Suite 400, Houston, Texas 77002
 (7)  National Fuel Gas Company, 1100 State Street, Erie, Pennsylvania 16512
 (8)  Retired effective October 1, 1996
 (9)  Power International, Maiselova 15, Praha 1 - Josefov, 11000, Czech
      Republic
(10)  Intra Beheer B.V., Leidseplein 29, 1017 PS, Amsterdam, The Netherlands



   Highland       Utility        Data-Track                                        Horizon
    Land &      Constructors      Account       National Fuel    Leidy-Hub,        Energy
 Minerals, Inc.     Inc.       Services, Inc.  Resources, Inc.      Inc.         Development, Inc.*
-----------------------------------------------------------------------------------------------------

             s |         COB |              s |             s |            D |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
       D, P, s |        D, P |           D, P |             - |            - |         D, P, s
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              s |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              s |             s |      D, P, s |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |           VP, s
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |       D, P, s |            - |               -
-----------------------------------------------------------------------------------------------------
       S, T, s |           T |           T, s |             s |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
          D, s |        D, S |        D, S, s |          D, s |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |          S, T |            - |               -
-----------------------------------------------------------------------------------------------------
             - |           - |              - |             - |            - |               -
-----------------------------------------------------------------------------------------------------
          D, s |           D |           D, s |          D, s |   D, S, T, s |         S, T, s
-----------------------------------------------------------------------------------------------------
             s |           - |              s |             s |            - |               -
-----------------------------------------------------------------------------------------------------
             s |           - |              s |             s |            - |               -
-----------------------------------------------------------------------------------------------------

* Directors of Horizon's subsidiaries are as follows:

Bruwabel
--------
Managing Directors:
 B. H. Hale                            Buffalo, NY (1)
 G. T. Wehrlin                         Buffalo, NY (1)
 Hirsch Gebouw (Intra Beheer B.V.)     Amsterdam, The Netherlands (10)

Power International
-------------------
Managing Director:
 Vladimir Prerad                       Prague, Czech Republic (9)

Power Development
-----------------
Managing Director:
 Vladimir Prerad                       Prague, Czech Republic (9)

Teplarna Kromeriz
-----------------
Directors:
 Vladimir Prerad                       Prague, Czech Republic (9)
 Lubos Jarolimek                       Prague, Czech Republic (9)
 Jiri Stipek                           Prague, Czech Republic (9)

Part II.  Financial connections as of September 30, 1996:

                                                 Position Held     Applicable
Name of Officer        Name and Location of      in Financial      Exemption
  or Director          Financial Institution      Institution         Rule
---------------        ---------------------     -------------     ----------

R. T. Brady           Manufacturers and Traders
                       Trust Company,
                       Buffalo, New York           Director          70 (a)
                      First Empire State
                       Corporation,
                       Buffalo, New York           Director          70 (a)

B. J. Kennedy         Marine Midland Bank
                       Buffalo, New York           Director          70 (a)

Part III.  Compensation and other related information:

(A) Compensation of Directors and Executive Officers:

         The information required by this item appears under "Directors' Compensation," and "Executive Compensation," on pages 6, 29 to 30 and C-1 to C-2 and pages 9 to 19, respectively, of National Fuel Gas Company Proxy Statement, dated December 30, 1996, included as exhibit A (3) to this Form U5S and is incorporated herein by reference.

(B) Interest of executive officers and directors in securities of System Companies including options or other rights to acquire securities:

         The information required by this item appears under "Security Ownership of Certain Beneficial Owners and Management," on pages 7 to 8 of the National Fuel Gas Company Proxy Statement, dated December 30, 1996, included as Exhibit A(3) of this Form U5S and is incorporated herein by reference.

(C)  Contracts and Transactions with System Companies:

                                                 Exhibit No. in Document
                                                (Incorporated by Reference
                                                  as Indicated in Notes)
                                                --------------------------

      Employment Agreement, dated September 17,
      1981, with Bernard J. Kennedy.                     10.4 (6)

      Ninth Extension to Employment Agreement
      with Bernard J. Kennedy, dated September 19,
      1996.                                              10.6 (8)

      National Fuel Gas Company 1983 Incentive
      Stock Option Plan, as amended and restated
      through February 18, 1993.                         10.2 (5)

      National Fuel Gas Company 1984 Stock Plan,
      as amended and restated through
      February 18, 1993.                                 10.3 (5)

      Amendment to National Fuel Gas Company 1984
      Stock Plan, dated December 11, 1996.               10.7 (8)

      National Fuel Gas Company 1993 Award and
      Option Plan, dated February 18, 1993.              10.1  (5)

      Amendment to National Fuel Gas Company 1993
      Award and Option Plan, dated October 27,
      1995.                                              10.8  (7)

      Amendment to National Fuel Gas Company 1993
      Award and Option Plan, dated December 11,
      1996.                                              10.8  (8)

      National Fuel Gas Company 1997 Award and
      Option Plan.                                       10.9  (8)

      Change in Control Agreement, dated May 1,
      1992, with Philip C. Ackerman.                     10.4  (3)

      Change in Control Agreement, dated May 1,
      1992, with Richard Hare.                           10.5  (3)

      Form of Change in Control Agreement, dated
      May 1, 1992, with Walter E. DeForest, Bruce
      H. Hale, Joseph P. Pawlowski, Dennis J. Seeley,
      David F. Smith and Gerald T. Wehrlin and dated
      March 16, 1995 with James A. Beck.                 10.16 (8)

      Agreement, dated August 1, 1989, with Richard
      Hare.                                              10-Q  (1)

      National Fuel Gas Company Deferred
      Compensation Plan, as amended and restated
      through May 1, 1994.                               10-7  (6)

      Amendment to National Fuel Gas Company
      Deferred Compensation Plan, dated September
      27, 1995.                                          10.9  (7)

      Amendment to National Fuel Gas Company
      Deferred Compensation Plan, dated September
      19, 1996.                                          10.10 (8)

      National Fuel Gas Company and Participating
      Subsidiaries Executive Retirement Plan as
      amended and restated through November 1, 1995.     10.10 (7)

      National Fuel Gas Company and Participating
      Subsidiaries 1996 Executive Retirement Plan
      Trust Agreement II, dated May 6, 1996.             10.13 (8)

      Executive Death Benefits Agreement, dated
      April 1, 1991, with William J. Hill.               10.8  (3)

      Split Dollar Death Benefits Agreement, dated
      April 1, 1991, with Richard Hare.                  10.9  (6)

      Amendment to April 1, 1991 Death Benefits
      Agreement, dated January 8, 1996, with
      Richard Hare.                                      10.12 (8)

      Split Dollar Death Benefits Agreement, dated
      April 1, 1991, with Philip C. Ackerman.            10.10 (6)

      Amendment to April 1, 1991 Death Benefits
      Agreement, dated January 8, 1996, with
      Philip C. Ackerman.                                10.11 (8)

      Death Benefits Agreement, dated August 28,
      1991, with Bernard J. Kennedy.                     10-TT (2)

      Amendment to Death Benefit Agreement of
      August 28, 1991, with Bernard J. Kennedy,
      dated March 15, 1994.                              10.11 (7)

      Summary of Annual At Risk Compensation
      Incentive Program.                                 10.10 (4)

      Administrative Rules with Respect to At Risk
      Awards under the 1993 Award and Option
      Plan.                                              10.14 (8)

      Excerpts of Minutes from the National  Fuel
      Gas Company Board of Directors Meeting  of
      December  5, 1991  regarding  change in
      control  agreements, non-employee director
      retirement plan, and restrictions on
      restricted stock.                                  10-UU (2)

      Excerpts  from  Minutes  from  the  National
      Fuel  Gas  Company  Board of Directors
      Meeting  of  September  19,  1996,
      regarding  compensation  of non-employee
      directors and related amendments of By-Laws.       3.1   (8)

      Administrative Rules of the Compensation
      Committee of the Board of Directors of
      National Fuel Gas Company as amended through
      December 11, 1996.                                 10.15 (8)

Part III.  Compensation of Directors and Executive Officers (Concluded)

       (Notes)

       (1) Incorporated by reference from the Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1989 in File No. 1-3880.

       (2) Incorporated by reference from Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1991 in File No. 1-3880.

       (3) Incorporated by reference from Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1992 in File No. 1-3880.

       (4) Incorporated by reference from Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1993 in File No. 1-3880.

       (5) Incorporated by reference from Exhibit filed with the Quarterly Report on Form 10-Q for quarterly period ended March 31, 1993 in File No. 1-3880.

       (6) Incorporated by reference from Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1994 in File No. 1-3880.

       (7) Incorporated by reference from Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1995 in File No. 1-3880.

       (8) Incorporated by reference from Exhibit filed with the Annual Report on Form 10-K for fiscal year ended September 30, 1996 in File No. 1-3880.

(D)    Indebtedness to System Companies:  None

(E)    Participation in Bonus and Profit-Sharing Arrangements and Other
       Benefits:

       The information required by this item appears under "Directors' Compensation," and "Executive Compensation," on Pages 29 to 30 and C-1 to C-2 and pages 9 to 19, respectively, of the National Fuel Gas Company Proxy Statement, dated December 30, 1996, included as exhibit A(3) to this Form U5S and incorporated herein by reference.

(F)    Rights to Indemnity:

       The information required by this item appears in Article II, Paragraph 8 of the National Fuel Gas Company By-Laws as amended through June 9, 1994. Such By-Laws are listed as Exhibit B(1)(iii) to this Form U5S and are incorporated herein by reference as indicated.

Item 6.  OFFICERS AND DIRECTORS (Concluded)

Part III.  Compensation of Directors and Executive Officers (Concluded)

       The Company also purchases directors and officers liability insurance with a primary limit of $35 million and $40 million in excess coverage, and, in recognition of the scope of the foregoing by-law indemnification, certain other errors and omissions and general liability insurance coverages which are applicable to all employees as insureds, including directors and officers.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS


                                                                                               Amount
                            Name of Recipient               Accounts Charged Per Books   Fiscal Year Ended
    Name of Company          or Beneficiary       Purpose     of Disbursing Company      September 30, 1996
    ---------------         -----------------     -------   --------------------------   ------------------

Tabulation showing expenditures, disbursements, or payments during the year, in money, goods or services, directly or indirectly to or for the account of:

(1) Any political party, candidate for public office or holder of such office, or any committee or agent therefor:

Distribution Corporation           N/A            *FEDPAC    Misc. Income Deductions          $8,393

Distribution Corporation           N/A            *NYPAC     Misc. Income Deductions          $5,070

Distribution Corporation           N/A            *PAPAC     Misc. Income Deductions          $4,897

Supply Corporation                 N/A            *FEDPAC    Misc. Income Deductions          $3,266

Supply Corporation                 N/A            *NYPAC     Misc. Income Deductions          $3,063

Supply Corporation                 N/A            *PAPAC     Misc. Income Deductions          $2,350

* Company labor and expenses relating to administration of political action funds.

(2) Any citizens group or public relations counsel:

Distribution Corporation    Greater Buffalo
                            Partnership            Civic     Operation Expense               $30,643

Distribution Corporation    46 Beneficiaries       Civic     Operation Expense               $28,699

Supply Corporation           6 Beneficiaries       Civic     Operation Expense               $ 4,088

National Fuel Resources      3 Beneficiaries       Civic     Operation Expense               $ 1,470

Seneca Resources             2 Beneficiaries       Civic     Operation Expense               $ 1,634


The information called for by instruction 2 to Item 7 was compiled, and memoranda from the applicable System Companies were received and are preserved by the Registrant.

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.  Intercompany sales and services

    (1)  Salaries of officers of the Registrant


                                                 NATIONAL FUEL GAS COMPANY
                                               REPORT OF OFFICERS' SALARIES
                                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                       --------------------------------------------

                          Distribution   Supply    Seneca     Leidy                       Data-
                  Parent     Corp.       Corp.    Resources    Hub    Highland  Horizon   Track   NFR     Total
                  -----   ------------   ------   ---------   -----   --------  -------   -----   ---     -----


B. J. Kennedy    $79,741    $293,791    $444,883   $10,493    $    -   $2,098  $      -  $4,197  $4,197  $839,400

P. C. Ackerman    23,500     376,000           -    61,100         -    4,700     4,700       -       -   470,000

A. M. Cellino      6,738     128,012           -         -         -        -         -       -       -   134,750

J. P. Pawlowski   10,600     118,658      58,564    23,216         -      776         -      60     126   212,000

G. T. Wehrlin     10,600      27,479      13,562     5,376     6,360      180   148,400      14      29   212,000


                                        THIS PAGE LEFT BLANK INTENTIONALLY

(2)   Services rendered by Statutory Subsidiaries

                                             DISTRIBUTION CORPORATION
                                     REPORT OF INTERCOMPANY SALES AND SERVICES
                                   FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                              (THOUSANDS OF DOLLARS)
                                              ----------------------

                                                            Common Expenses
                            -----------------------------------------------------------------------------------
                                                         Public
                                                        Relations     Materials                     Industrial
Receiving Company           Executive     Purchasing     Common       Management     Accounting     Engineering
-----------------           ---------     ----------    ---------     ----------     ----------     -----------

Supply Corporation           $  786          $228         $272           $72           $1,202          $183
Seneca Resources                297            17           10             -              125             -
Highland                         24             1            1             -               10             -
Data-Track                        2             -            -             -                1             -
NFR                               6             -            -             -                2             -
                             ------          ----         ----           ---           ------          ----
                             $1,115          $246         $283           $72           $1,340          $183
                             ======          ====         ====           ===           ======          ====

                                                   Clearing Accounts and Direct Charges
                            ---------------------------------------------------------------------------------
                              Data                                                 Cust. Serv.,     Material,
                            Processing     Telecom-                    Risk        Operations &     Issues &
Receiving Company            - Other       munications     Land     Management     Construction     Transfers
-----------------           ----------     -----------     ----     ----------     ------------     ---------

Supply Corporation            $1,342          $156         $215        $253           $1,804          $719
Seneca Resources                 131            23            2           -                3             4
UCI                                -             -            -           -                -             -
Highland                           -             -            -           -                -             -
Data-Track                         -             3            -           -               49             1
NFR                                7             4            -           -                -             4
Leidy Hub                          -             -            -           -                -             -
Horizon                            -             -            -           -                -             -
                              ------          ----         ----        ----           ------          ----
                              $1,480          $186         $217        $253           $1,856          $728
                              ======          ====         ====        ====           ======          ====

                                             Clearing Accounts and Direct Charges Continued
                            --------------------------------------------------------------------------------
                                                                                 Total        Convenience or
                            Facilities                                         Clearing        Accommodation
Receiving Company           Management     Accounting     Postage     Rent     and Direct       Payments *
-----------------           ----------     ----------     -------     ----     ----------     ------------

Supply Corporation             $133           $  -          $10       $30        $5,141           $8,165
Seneca Resources                  -              -            4         -           210            1,788
UCI                               -              -            -         -             3              100
Highland                          -              -            -         -             9                4
Data-Track                        -              -            -         -            81               47
NFR                               -              -            2        (1)           33               36
Leidy Hub                         -              -            -         -            14                -
Horizon                           -             17            -         -           356              242
                               ----           ----          ---       ---        ------          -------
                               $133           $ 17          $16       $29        $5,847          $10,382
                               ====           ====          ===       ===        ======          =======


* Analysis of Convenience or Accommodation Payments is presented on page 23.


--------------------------------------------------------------------------------------------------------
  Corporate           Data          Human                             Government     Benefit
Communications     Processing     Resources     Legal     Finance      Affairs       Services     Total
--------------     ----------     ---------     -----     -------     ----------     --------     -----
    $29               $427          $330         $38      $1,242         $61           $270       $5,140
      -                 10           125          15         129           -            102          830
      -                  1            10           1          10           -              8           66
      -                  -             1           -           1           -              1            6
      -                  -             2           -           2           -              2           14
    ---               ----          ----         ---      ------         ---           ----       ------
    $29               $438          $468         $54      $1,384         $61           $383       $6,056
    ===               ====          ====         ===      ======         ===           ====       ======



------------------------------------------------------------------------------------------------------------
Messenger                 Revenue                      Government   Gas   Materials  Training &  Gas Used By
 Expense  Legal Executive Recovery Engineering Finance  Affairs   Control Management Development the Company
--------- ----- --------- -------- ----------- ------- ---------- ------- ---------- ----------- -----------

   $55     $ 1    $ 42      $ -        $7       $137      $167      $18      $46         $6            $-
     3       -      14        -         -         26         -        -        -          -             -
     -       -       -        -         -          -         -        -        -          -             3
     -       -       9        -         -          -         -        -        -          -             -
     -       -       -       28         -          -         -        -        -          -             -
     -      17       -        -         -          -         -        -        -          -             -
     -       -      14        -         -          -         -        -        -          -             -
     -      16     180        -         -        143         -        -        -          -             -
   ---     ---    ----      ---        --       ----      ----      ---      ---         --            --
   $58     $34    $259      $28        $7       $306      $167      $18      $46         $6            $3
   ===     ===    ====      ===        ==       ====      ====      ===      ===         ==            ==


-------------------------
         Total
    Services Rendered
By Statutory Subsidiaries
-------------------------
        $18,446
          2,828
            103
             79
            134
             83
             14
            598
        -------
        $22,285
        =======

        (2)     Services rendered by Statutory Subsidiaries (Continued)

                                             DISTRIBUTION CORPORATION
                                 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS
                                   FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                              (THOUSANDS OF DOLLARS)
                                              ----------------------



                                                Receiving Company
                     ------------------------------------------------------------------
                         Supply    Seneca                  Data-
                     Corporation Resources  UCI   Highland Track  NFR  Horizon   Total

Material               $  660     $    5    $  6     $-     $ 4   $ -   $  -    $   675
Rents                     325         10       -      -       -     -      -        335
Transportation             11          -       -      -       -     -      -         11
Utilities                 184         28       -      -      13     -      4        229
Contractors &
 Outside Services         780         34       2      -       -     1      5        822
Equipment Purchases
 & Rentals                877         56       1      -      27    27      1        989
Employee Benefits       2,613        332      28      4       -     -      1      2,978
Office Expense            601         97      52      -       2     4      9        765
Dues & Subscriptions      424          -       -      -       -     -      -        424
Postage                     2          -       -      -       -     -      -          2
Other Insurance           978      1,206       -      -       -     -      -      2,184
Injuries and Damages       21          -       3      -       -     -      -         24
Advertising                 1          -       -      -       -     -      -          1
Environmental               5          -       -      -       -     -      -          5
Other                     683         20       8      -       1     4    222        938
                       ------     ------    ----     --     ---   ---   ----    -------

                       $8,165     $1,788    $100     $4     $47   $36   $242    $10,382
                       ======     ======    ====     ==     ===   ===   ====    =======

        (2)     Services rendered by Statutory Subsidiaries (Continued)

                                                 SUPPLY CORPORATION
                                     REPORT OF INTERCOMPANY SALES AND SERVICES
                                    FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                               (THOUSANDS OF DOLLARS)
                                               ---------------------

                             Clearing Accounts and Direct Charges
                   ----------------------------------------------------------
                                              Cust. Serv.,
                                 Human        Operations   Production
Receiving Company  Engineering Resources Land Construction  Clearing   Rent

Distribution Corp.    $595       $151    $296    $2,360       $  -    $2,600
Seneca Resources         1          -      94        54        350        11
Horizon                  -          -       -         -          -         -
Highland                 -          -       -         -          -         -
Data Track               -          -       -         -          -         -
NFR                      -          -       -         -          -         -
                      ----       ----    ----    ------       ----    ------

                      $596       $151    $390    $2,414       $350    $2,611
                      ====       ====    ====    ======       ====    ======


                                       Clearing Accounts and Direct Charges Continued
                   -------------------------------------------------------------------------
                                                                              Total Services
                   Material                         Total     Convenience or   Rendered By
                   Issues &     Gas               Clearing    Accommodation     Statutory
Receiving Company  Transfers  Control  Executive  and Direct     Payments*     Subsidiaries

Distribution Corp.   $728      $716      $ 17       $7,463        $2,195         $ 9,658
Seneca Resources        6         -         2          518           444             962
Horizon                 -         -       148          148             -             148
Highland                -         -         4            4             -               4
Data Track              -         -         6            6             3               9
NFR                     -         -         2            2             1               3
                     ----      ----      ----       ------        ------         -------

                     $734      $716      $179       $8,141        $2,643         $10,784
                     ====      ====      ====       ======        ======         =======



* Analysis of Convenience or Accommodation Payments is presented on page 25.

        (2)     Services rendered by Statutory Subsidiaries (Continued)

                                            SUPPLY CORPORATION
                             ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS
                               FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                              (THOUSANDS OF DOLLARS)
                                              ----------------------

                                      Receiving Company
                         -------------------------------------------
                         Distribution   Seneca         Data
                         Corporation   Resources  NFR  Track  Total

Material                    $  100       $385     $-    $-    $  485
Rents                            1         54      -     -        55
Transportation                   7          2      -     -         9
Utilities                       55         23      -     1        79
Contractors &
 Outside Services              166         20      -     1       187
Equipment Purchases
 & Rentals                     318          6      -     -       324
Employee Benefits              260          9      1     1       271
Office Expense                  94         16      -     -       110
Dues & Subscriptions            27          -      -     -        27
Environmental                    -          5      -     -         5
Other                        1,167        (76)     -     -     1,091
                            ------       ----     --    --    ------

                            $2,195       $444     $1    $3    $2,643
                            ======       ====     ==    ==    ======

  (2)  Services rendered by Statutory Subsidiaries (Continued)

                                                 SENECA RESOURCES
                                     REPORT OF INTERCOMPANY SALES AND SERVICES
                                   FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                              (THOUSANDS OF DOLLARS)
                                              ----------------------

                                                                            Total
                                                                           Services
                                  Clearing               Convenience or  Rendered By
                          Timber  or Direct              Accommodation    Statutory
Receiving Company         Sales    Charges   Operations     Payments     Subsidiaries

Distribution Corporation  $    -     $-         $ -          $1,092         $1,092
Supply Corporation             -      -           -             429            429
Highland                   4,385      -           -              47          4,432
Horizon                        -      -          23               -             23
NFR                            -      1           -             163            164
Leidy Hub                      -      -           -               3              3
                          ------     --         ---          ------         ------

                          $4,385     $1         $23          $1,734         $6,143
                          ======     ==         ===          ======         ======


                ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS
                -------------------------------------------------
                                      Receiving Company
                   ------------------------------------------------------
                   Distribution   Supply                   Leidy
                   Corporation  Corporation Highland  NFR   Hub    Total

Material              $    -        $ 87      $ -    $  -   $-     $   87
Employee Benefits      1,077         340      (36)      4    3      1,388
Rent                       -           -        -       9    -          9
Office Expense             -           1        3       -    -          4
Contractors and
 Outside Services          4           -      (15)      6    -         (5)
Other Insurance            -           -       95       -    -         95
Utilities                  -           -        -       6    -          6
Other                      1           1        -     138    -        140
Equipment Purch.          10           -        -       -    -         10
                      ------        ----      ---    ----   --     ------

                      $1,092        $429      $47    $163   $3     $1,734
                      ======        ====      ===    ====   ==     ======


                           CLEARING OR DIRECT CHARGES
                           --------------------------

                       Receiving Company
                       -----------------

                              NFR

Telecommunications            $1
                              --
                              $1
                              ==

  (2)  Services rendered by Statutory Subsidiaries (Continued)


                                       UCI
                    REPORT OF INTERCOMPANY SALES AND SERVICES
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                             (THOUSANDS OF DOLLARS)

                                   Construction
Receiving Company                    Services

Distribution Corporation                $6
                                        ==


                                    HIGHLAND
                    REPORT OF INTERCOMPANY SALES AND SERVICES
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                             (THOUSANDS OF DOLLARS)
                             ---------------------
                                                              Total Services
                         Right-of-Way                          Rendered By
                         Clearing and       Convenience         Statutory
Receiving Company          Logging           Payments          Subsidiaries

Supply Corporation           $  3             $    -              $    3

Seneca Resources              409              1,246               1,655
                             ----             ------              ------

                             $412             $1,246              $1,658
                             ====             ======              ======


                                       NFR
                    REPORT OF INTERCOMPANY SALES AND SERVICES
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                             (THOUSANDS OF DOLLARS)
                             ---------------------
                                              Convenience      Total Services
                                                   or           Rendered By
                                              Accommodation      Statutory
Receiving Company           Direct Charges      Payments        Subsidiaries

Distribution Corporation          $3              $ 2               $ 5

Supply Corporation                 2               25                27
                                  --              ---               ---

                                  $5              $27               $32
                                  ==              ===               ===

Part I.  Intercompany sales and services (Concluded)

        (2)     Services rendered by Statutory Subsidiaries (Concluded)


                                   DATA-TRACK
                    REPORT OF INTERCOMPANY SALES AND SERVICES
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                             (THOUSANDS OF DOLLARS)
                              --------------------
                             Convenience                      Total Services
                                  or                           Rendered by
                             Accommodation     Collection       Statutory
Receiving Company              Payments         Services       Subsidiaries

Distribution
 Corporation                      $4              $359             $363

Supply Corporation                 1                 -                1

Seneca Resources                   1                 -                1
                                  --              ----             ----

                                  $6              $359             $365
                                  ==              ====             ====


                ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS

                                    Receiving Company
                     ----------------------------------------------
                     Distribution    Supply        Seneca
                     Corporation    Corporation   Resources   Total

Material                  $-             $-          $1        $1

Utilities                 $4             $1           -         5
                          --             --          --        --

                          $4             $1          $1        $6
                          ==             ==          ==        ==

        (3)     Services rendered by Registrant

                No services were rendered for a charge by the Registrant to any of its subsidiaries during the fiscal year ended September 30, 1996.

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS (Concluded)

Part II. Contracts to purchase services or goods between any System company and any affiliate at September 30, 1996:

                 None

Part III. Employment of any person by any System company for the performance on a continuing basis of management services:

                                Description of Contract and         Annual
                Name                 Scope of Services           Consideration
           ---------------      ---------------------------      -------------

           Joseph Maljovec      Performs management and             $57,757
                                consulting services for
                                Highland.

           Vladimir Prerad      Performs management and             $37,200*
                                consulting services for
                                Horizon relating to the
                                development, ownership and
                                operation of energy-related
                                assets of Horizon and its
                                subsidiaries in the Czech
                                Republic.

*   Represents   consideration  for  the  period  of  June  25,  1996  (date  of acquisition of Bruwabel) through September 30, 1996 and is exclusive of out-of-pocket expenses.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. Interests in exempt wholesale generators (EWG) or foreign utility companies (FUCO)

(a)  Identification of Company:

        Company:                    Fauji Kabirwala Power Company Limited
                                    (FKPCL)

        EWG or FUCO:                EWG

        Location:                   Rawalpindi, Pakistan

        Business address:           38 Main Harley Street
                                    P.O. Box 84
                                    Rawalpindi, Pakistan

        Description of facilities:  Not applicable.  No facilities currently in place.  FKPCL is not, as yet, an operational
                                    EWG.

        System company that holds
         interest and description
         of interest held:         Registrant's affiliate KPP owns 48.19% of the
                                   voting stock of FKPCL.  On August 30, 1996,
                                   Registrant's affiliate,

                                   SKLLC, the Managing Member of KPP, announced a disinclination to make the equity investment in FKPCL which is requisite to render FKPCL an operational EWG. On December 16, 1996 Registrant, SKLLC, KPP and an unassociated third party (Third Party), among others, entered into an agreement in principle (Agreement in Principle) pursuant to which, if ultimately consummated, KPP would transfer 100% of its interest in the voting stock of FKPCL to the Third Party.

 (b)  Capital investment in FKPCL by the Registrant, direct or indirect:

        Type of capital:           Cash advances

        Amount: Although the Registrant has directly or indirectly advanced FKPCL approximately $7.3 million, all amounts so advanced have been written off to earnings because of the Registrant's affiliate's disinclination to make an equity investment in FKPCL as discussed above.

        Debt or other financial
         obligation with recourse
         to Registrant or other
         system company:            None

        Direct or indirect
         guarantee of a security:  On May 30, 1996, Registrant guaranteed, to the extent of $1.7 million, a $3.6 million letter of credit issued by ABN-AMRO Bank, N.V. for the account of FKPCL for the benefit of the Pakistan Water and Power Development Authority. The Third Party has indemnified Registrant to the extent of 1/6 of its obligation under the guarantee. If the transactions contemplated in the Agreement in Principle are consummated, Registrant will be indemnified by the Third Party in respect of the balance of its obligation under the guarantee.

        Transfer of assets to an
         affiliated EWG or FUCO:   None.


(c) Ratio of debt to common equity of FKPCL: FKPCL's June 30, 1996 financial statements are included at exhibit I to this Form U5S. At June 30, 1996, FKPCL is capitalized with 0.46% equity and 99.54% debt.

     Earnings of FKPCL: Not applicable, FKPCL is not an operating EWG and has no earnings.

(d)  Services, sales or construction contracts:  None.

Part II.  Relationship of EWGs and FUCOs to system companies and financial data

An organization chart showing the relationship of FKPCL to system companies is provided as exhibit H to this Form U5S.

Financial data is provided as exhibit I to this Form U5S.

Part III.  Aggregate investment in EWGs and FUCOs

As noted in Part I(b) above, the Registrant has directly or indirectly advanced $7.3 million to FKPCL, all such amounts having been written off to earnings by the Registrant.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

                   NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996

                                                                         Page
                                                                         ----

Report of Independent Accountants                                         33
Consolidating Balance Sheet at September 30, 1996                        35-38
Consolidating Statement of Income for the Fiscal Year Ended
  September 30, 1996                                                     39-40
Consolidating Statement of Earnings Reinvested in the Business
  for the Fiscal Year Ended September 30, 1996                           41-42
Consolidating Statement of Cash Flows for the Fiscal Year
  Ended September 30,1996                                                43-44

Horizon:
Consolidating Balance Sheet at September 30, 1996                         45
Consolidating Statement of Income for the Fiscal Year Ended
  September 30, 1996                                                      46
Consolidating Statement of Earnings Reinvested in the Business
  for the Fiscal Year Ended September 30, 1996                            47
Consolidating Statement of Cash Flows for the Fiscal Year
  Ended September 30,1996                                                 48

Bruwabel:
Consolidating Balance Sheet at September 30, 1996                         49
Consolidating Statement of Income for the Fiscal Year Ended
  September 30, 1996                                                      50
Consolidating Statement of Earnings Reinvested in the Business
  for the Fiscal Year Ended September 30, 1996                            51
Consolidating Statement of Cash Flows for the Fiscal Year
  Ended September 30,1996                                                 52

Power Development:
Consolidating Balance Sheet at September 30, 1996                         53
Consolidating Statement of Income for the Fiscal Year Ended
  September 30, 1996                                                      54
Consolidating Statement of Earnings Reinvested in the Business
  for the Fiscal Year Ended September 30, 1996                            55
Consolidating Statement of Cash Flows for the Fiscal Year
  Ended September 30,1996                                                 56


Notes to Consolidated Financial Statements                                 *



*   The  Notes  to  Consolidated  Financial  Statements  included  in  Item 8 of
    National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 1996, are incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS






To the Board of Directors and
Shareholders of
National Fuel Gas Company

In our opinion, the consolidated financial statements listed in the index appearing under Item 10 on Page 32 present fairly, in all material respects, the financial position of National Fuel Gas Company and its subsidiaries at September 30, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information on Pages 35 through 56 is presented for purposes of additional analysis rather than to present financial position, results of operations and cash flows of the individual companies. Accordingly, we do not express an opinion on the financial position, results of operations and cash flows of the individual companies. However, the consolidating information on Pages 35 through 56 has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.



PRICE WATERHOUSE LLP
Buffalo, New York October 30, 1996, except as to
Note H, which is as of November 8, 1996

                       THIS PAGE LEFT BLANK INTENTIONALLY


                                            NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                                                   CONSOLIDATING BALANCE SHEET
                                                      AT SEPTEMBER 30, 1996
                                                      (THOUSANDS OF DOLLARS)
                                     ----------------------------------------------------------------------------

                                                 National     National
                                     National    Fuel Gas     Fuel Gas      Seneca                     Highland
                                     Fuel Gas  Distribution    Supply      Resources    Leidy Hub,      Land &
                                     Company   Corporation   Corporation  Corporation      Inc.     Minerals, Inc.
            ASSETS


PROPERTY, PLANT & EQUIPMENT:
  Gas Utilities                       $        -   $1,138,853     $690,558     $      -      $    -        $    -
  Non-Utilities                              132           82           13      635,363           3         3,489
                                      ----------   ----------     --------     --------      ------        ------
                                             132    1,138,935      690,571      635,363           3         3,489

Less: Accumulated Depreciation,
  Depletion and Amortization                 118      283,774      238,266      236,837           3         1,376
                                      ----------   ----------     --------     --------      ------        ------
                                              14      855,161      452,305      398,526           -         2,113
                                      ----------   ----------     --------     --------      ------        ------

CURRENT ASSETS:
  Cash and Temporary Cash Investments      7,243        4,041        2,465        2,758           6           253
  Notes Receivable-Intercompany          219,800            -            -            -           -         2,100
  Allowance for Uncollectible Accounts         -       (6,708)           -         (107)          -             -
  Accounts Receivable-Intercompany        11,972        9,127        9,135        1,837           -           170
  Accounts Receivable                      7,803       71,894        7,150       11,715           1           275
  Unbilled Utility Revenue                     -       20,778            -            -           -             -
  Dividends Receivable-Intercompany       15,069            -            -            -           -             -
  Materials and Supplies - at
    average cost                               -        7,703       13,149          349           -           380
  Gas Stored Underground                       -       34,727            -            -           -             -
  Prepayments                                544       17,539        4,942        4,316           6            97
                                      ----------   ----------     --------     --------      ------        ------
                                         262,431      159,101       36,841       20,868          13         3,275
                                      ----------   ----------     --------     --------      ------        ------

OTHER ASSETS:
  Recoverable Future Taxes                     -       84,113        4,719            -           -             -
  Unamortized Debt Expense                 4,874       15,916        4,403            -           -             -
  Other Regulatory Assets                      -       38,627       18,459            -           -             -
  Deferred Charges                         2,978        2,282        3,622          490           2             -
  Investment in Associated Companies     778,607            -           61            -           -             -
  Notes of Subsidiaries                  624,965            -            -            -           -             -
  Other                                    4,685        9,105        5,607        1,031       1,060             -
                                      ----------   ----------     --------     --------      ------        ------
                                       1,416,109      150,043       36,871        1,521       1,062             -
                                      ----------   ----------     --------     --------      ------        ------
                                      $1,678,554   $1,164,305     $526,017     $420,915      $1,075        $5,388
                                      ==========   ==========     ========     ========      ======        ======



See Notes to Consolidated Financial Statements included in Item 8 of National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference.



                                              Horizon
                                National       Energy
   Utility       Data-Track       Fuel      Development,   Total Before   Eliminations    Consolidated
Constructors,      Account     Resources        Inc.       Eliminations  & Adjustments   Company and
    Inc.       Services, Inc.     Inc.     (Consolidated)  & Adjustments     Dr (Cr)      Subsidiaries




   $    -           $  -        $     -       $    -        $1,829,411    $         -     $1,829,411
      655            111             69        1,735           641,652              -        641,652
   ------           ----        -------       ------        ----------    -----------     ----------
      655            111             69        1,735         2,471,063              -      2,471,063


      585              9             28          461           761,457              -        761,457
   ------           ----        -------       ------        ----------    -----------     ----------
       70            102             41        1,274         1,709,606              -      1,709,606
   ------           ----        -------       ------        ----------    -----------     ----------


       60             67          1,462          317            18,672            648         19,320
    1,600            500          8,900            -           232,900       (232,900)             -
     (292)             -           (564)           -            (7,671)             -         (7,671)
       12             35             42            -            32,330        (32,330)             -
      403              -          2,928          341           102,510          1,901        104,411
        -              -              -            -            20,778              -         20,778
        -              -              -            -            15,069        (15,069)             -

        -              -              -            -            21,581            (37)        21,544
        -              -              -            -            34,727              -         34,727
       14              1            384           54            27,897            (25)        27,872
   ------           ----        -------       ------        ----------    -----------     ----------
    1,797            603         13,152          712           498,793       (277,812)       220,981
   ------           ----        -------       ------        ----------    -----------     ----------


        -              -              -            -            88,832              -         88,832
        -              -              -            -            25,193              -         25,193
        -              -              -            -            57,086              -         57,086
        -              3            104           68             9,549         (2,172)         7,377
        -              -              -            -           778,668       (778,668)             -
        -              -              -            -           624,965       (624,965)             -
    2,141              -          1,605        1,338            26,572         14,125         40,697
   ------           ----        -------       ------        ----------    -----------     ----------
    2,141              3          1,709        1,406         1,610,865     (1,391,680)       219,185
   ------           ----        -------       ------        ----------    -----------     ----------
   $4,008           $708        $14,902       $3,392        $3,819,264    $(1,669,492)    $2,149,772
   ======           ====        =======       ======        ==========    ===========     ==========



                                            NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                                                   CONSOLIDATING BALANCE SHEET
                                                      AT SEPTEMBER 30, 1996
                                                      (THOUSANDS OF DOLLARS)
                                       ----------------------------------------------------------------------------

                                                   National     National
                                       National    Fuel Gas     Fuel Gas      Seneca                     Highland
                                       Fuel Gas  Distribution    Supply      Resources    Leidy Hub,      Land &
                                       Company   Corporation   Corporation  Corporation      Inc.     Minerals, Inc.

CAPITALIZATION AND LIABILITIES


CAPITALIZATION:
  Common Stock, $1 Par Value
   Authorized-100,000,000 Shares;
   Issued and Outstanding-37,851,655
   Shares                             $   37,852  $        -     $      -     $      -      $    -        $    -
  Capital Stock of Subsidiaries                -      59,170       25,345          500           4             5
  Paid in Capital                        395,272     121,668       35,894      104,035       1,365           445
  Earnings Reinvested in the Business    422,874     219,746      157,969       34,057        (690)        4,198
                                      ----------  ----------     --------     --------      ------        ------
Total Common Stock Equity                855,998     400,584      219,208      138,592         679         4,648

  Long-Term Debt                         574,000           -            -            -           -             -
  Notes Payable-Intercompany                   -     326,000      180,965      118,000           -             -
                                      ----------  ----------     --------     --------      ------        ------
Total Capitalization                   1,429,998     726,584      400,173      256,592         679         4,648
                                      ----------  ----------     --------     --------      ------        ------


CURRENT AND ACCRUED LIABILITIES:
  Notes Payable to Banks and
   Commercial Paper                      199,700           -            -            -           -             -
  Notes Payable-Intercompany              13,100     114,000       31,500       66,400         300             -
  Accounts Payable                           155      40,630        7,688       10,719           -             7
  Amounts Payable to Customers                 -       3,771          847            -           -             -
  Accounts Payable-Intercompany            7,829      13,540        6,745        2,117          11           581
  Dividends Payable-Intercompany               -       9,106        5,528            -           -           200
  Other Accruals and Current
   Liabilities                            25,546      41,169       12,119        5,007        (111)          (66)
                                      ----------  ----------     --------     --------      ------        ------
                                         246,330     222,216       64,427       84,243         200           722
                                      ----------  ----------     --------     --------      ------        ------

DEFERRED CREDITS:
  Accumulated Deferred Income Taxes         (411)    148,157       52,488       81,142         196           (11)
  Taxes Refundable to Customers                -      20,809          196            -           -             -
  Unamortized Investment Tax Credit            -      12,311          400            -           -             -
  Other Deferred Credits                   2,637      34,228        8,333       (1,062)          -            29
                                      ----------  ----------     --------     --------      ------        ------
                                           2,226     215,505       61,417       80,080         196            18
                                      ----------  ----------     --------     --------      ------        ------
                                      $1,678,554  $1,164,305     $526,017     $420,915      $1,075        $5,388
                                      ==========  ==========     ========     ========      ======        ======



See Notes to Consolidated Financial Statements included in Item 8 of National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference.



                                               Horizon
                                National        Energy
    Utility       Data-Track      Fuel       Development,   Total Before   Eliminations   Consolidated
 Constructors,      Account     Resources,       Inc.       Eliminations   & Adjustments  Company and
     Inc.       Services, Inc.    Inc.      (Consolidated)  & Adjustments     (Dr) Cr     Subsidiaries








   $     -         $  -          $     -       $    -         $   37,852    $         -   $   37,852
         1            1               10            1             85,037        (85,037)           -
     4,959          499            3,490        3,249            670,876       (275,604)     395,272
    (1,569)         138            5,735       (9,590)           832,868       (409,994)     422,874
    ------         ----          -------       ------         ----------     ----------   ----------
     3,391          638            9,235       (6,340)         1,626,633       (770,635)     855,998

         -            -                -            -            574,000              -      574,000
         -            -                -            -            624,965       (624,965)           -
    ------         ----          -------       ------         ----------     ----------   ----------
     3,391          638            9,235       (6,340)         2,825,598     (1,395,600)   1,429,998
    ------         ----          -------       ------         ----------     ----------   ----------




         -            -                -            -            199,700              -      199,700
         -            -                -        7,600            232,900       (232,900)           -
        17            8            2,561        3,186             64,971           (361)      64,610
         -            -                -            -              4,618              -        4,618
         -           14            1,119          831             32,787        (32,787)           -
       200            -               35            -             15,069        (15,069)           -

       152           46            1,304       (2,646)            82,520              -       82,520
    ------         ----          -------       ------         ----------     ----------   ----------
       369           68            5,019        8,971            632,565       (281,117)     351,448
    ------         ----          -------       ------         ----------     ----------   ----------


      (397)          (6)            (554)         (43)           280,561            646      281,207
         -            -                -            -             21,005              -       21,005
         -            -                -            -             12,711              -       12,711
       645            8            1,202          804             46,824          6,579       53,403
    ------         ----          -------       ------         ----------     ----------   ----------
       248            2              648          761            361,101          7,225      368,326
    ------         ----          -------       ------         ----------     ----------   ----------
    $4,008         $708          $14,902       $3,392         $3,819,264    $(1,669,492)  $2,149,772
    ======         ====          =======       ======         ==========    ===========   ==========



                                            NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                                                CONSOLIDATING STATEMENT OF INCOME
                                           FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                                      (THOUSANDS OF DOLLARS)
                                      --------------------------------------------------------------------------

                                                  National     National
                                      National    Fuel Gas     Fuel Gas      Seneca                   Highland
                                      Fuel Gas  Distribution    Supply      Resources   Leidy Hub,     Land &
                                      Company   Corporation   Corporation  Corporation    Inc.      Minerals, Inc.

OPERATING REVENUES:
  Gas Sales                           $      -    $900,773     $      -     $    926      $  -         $    -
  Other Operating Revenues                   -      53,553      176,553      118,361         -          7,411
                                      --------    --------     --------     --------      ----         ------
                                             -     954,326      176,553      119,287         -          7,411
                                      --------    --------     --------     --------      ----         ------

OPERATING EXPENSE:
  Purchased Gas                              -     520,200        4,625          580         -              -
  Operation                              3,222     183,538       59,866       22,549        23          6,284
  Maintenance                                -      17,879        7,466           11         -              -
  Property, Franchise & Other
   Taxes                                   465      85,962       11,740        1,137         -             93
  Depreciation, Depletion and
   Amortization                              4      31,491       19,942       46,318         -            238
  Income Taxes - Net                       524      31,870       21,873       15,222        74            400
                                      --------    --------     --------     --------      ----         ------
                                         4,215     870,940      125,512       85,817        97          7,015
                                      --------    --------     --------     --------      ----         ------
     Operating Income (Loss)            (4,215)     83,386       51,041       33,470       (97)           396
                                      --------    --------     --------     --------      ----         ------


OTHER INCOME:
  Unremitted Earnings of
   Subsidiaries                         44,501           -            -            -         -              -
  Dividends from Subsidiaries           59,476           -            -            -         -              -
  Interest-Intercompany                 53,974          38          118            -         -            120
  Other                                    467       1,137          975          465       243             45
                                      --------    --------     --------     --------      ----         ------
                                       158,418       1,175        1,093          465       243            165
                                      --------    --------     --------     --------      ----         ------
     Income (Loss) Before
      Interest Charges                 154,203      84,561       52,134       33,935       146            561
                                      --------    --------     --------     --------      ----         ------


INTEREST CHARGES:
  Interest on Long-Term Debt            40,872           -            -            -         -              -
  Interest-Intercompany                    778      26,795       16,635       10,355        18              -
  Other Interest                         7,882       6,531        1,097          214         -              -
                                      --------    --------     --------     --------      ----         ------
                                        49,532      33,326       17,732       10,569        18              -
                                      --------    --------     --------     --------      ----         ------
Net Income (Loss) Available
   for Common Stock                   $104,671    $ 51,235     $ 34,402     $ 23,366      $128         $  561
                                      ========    ========     ========     ========      ====         ======



See Notes to Consolidated Financial Statements included in Item 8 of National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference.



                                            Horizon
                              National       Energy
    Utility     Data-Track      Fuel      Development,  Total Before  Eliminations   Consolidated
 Constructors,    Account     Resources,      Inc.      Eliminations  & Adjustments  Company and
     Inc.      Services, Inc.   Inc.     (Consolidated) & Adjustments    (Dr) Cr     Subsidiaries


     $  -          $  -        $59,234     $     -       $  960,933     $  (2,949)    $  957,984
      196           359          1,024         286          357,743      (107,710)       250,033
     ----          ----        -------     -------       ----------     ---------     ----------
      196           359         60,258         286        1,318,676      (110,659)     1,208,017
     ----          ----        -------     -------       ----------     ---------     ----------


        -             -         55,725           -          581,130       103,773        477,357
      292           331          1,523      14,563          292,191         8,347        283,844
        -             -              -           6           25,362             -         25,362

       17             -             40           2           99,456             -         99,456

      223             6             13          (4)          98,231             -         98,231
       81            23          1,260      (5,006)          66,321             -         66,321
     ----          ----        -------     -------       ----------     ---------     ----------
      613           360         58,561       9,561        1,162,691       112,120      1,050,571
     ----          ----        -------     -------       ----------     ---------     ----------
     (417)           (1)         1,697      (9,275)         155,985         1,461        157,446
     ----          ----        -------     -------       ----------     ---------     ----------




        -             -              -           -           44,501       (44,501)             -
        -             -              -           -           59,476       (59,476)             -
       81            27            395           -           54,753       (54,753)             -
      394             -             48          49            3,823            46          3,869
     ----          ----        -------     -------       ----------     ---------     ----------
      475            27            443          49          162,553      (158,684)         3,869
     ----          ----        -------     -------       ----------     ---------     ----------

       58            26          2,140      (9,226)         318,538      (157,223)       161,315
     ----          ----        -------     -------       ----------     ---------     ----------



        -             -              -           -           40,872             -         40,872
        -             -              -         171           54,752        54,752              -
        -             -             17          31           15,772             -         15,772
     ----          ----        -------     -------       ----------     ---------     ----------
        -             -             17         202          111,396        54,752         56,644
     ----          ----        -------     -------       ----------     ---------     ----------

     $ 58          $ 26        $ 2,123     $(9,428)      $  207,142     $(102,471)    $  104,671
     ====          ====        =======     =======       ==========     =========     ==========



           Earnings Per Common Share
           Net Income Available for Common Stock                                         $2.78
                                                                                         =====

           Weighted Average Common Shares Outstanding                               37,613,305
                                                                                    ==========



                     NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
         CONSOLIDATING STATEMENT OF EARNINGS REINVESTED IN THE BUSINESS
                     FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                (THOUSANDS OF DOLLARS)

                                                   National    National
                                       National    Fuel Gas    Fuel Gas     Seneca                  Highland
                                       Fuel Gas  Distribution   Supply     Resources  Leidy-Hub,     Land &
                                        Company   Corporation Corporation Corporation    Inc.     Minerals, Inc.

EARNINGS REINVESTED IN THE BUSINESS
Balance at Beginning of Year           $380,123    $204,935    $145,679     $10,691     $(818)       $4,437

Net Income (Loss) Available
 for Common Stock                       104,671      51,235      34,402      23,366       128           561

Dividends on Common Stock
 (1996-$1.65)                           (61,920)    (36,424)    (22,112)          -         -          (800)
                                       --------    --------    --------     -------     -----        ------

Balance at End of Year                 $422,874    $219,746    $157,969     $34,057     $(690)       $4,198
                                       ========    ========    ========     =======     =====        ======





                     At September 30, 1996
                     ---------------------

Intercompany Eliminations:

Earnings Reinvested in the Business:
  Unremitted Earnings of Subsidiaries
    Since Acquisition                                  $410,932
  Earnings Reinvested in the Business
    of Subsidiaries at Acquisition                        7,095
  Consolidating Adjustment                               (8,033)
                                                       --------
                                                       $409,994
                                                       ========

Net Income Available for Common Stock:
  Subsidiaries-Dividends on
    Common Stock                                       $ 59,476
  Unremitted Earnings of Subsidiaries                    44,501
  Consolidating Adjustment                               (1,506)
                                                       --------
                                                       $102,471
                                                       ========



See Notes to Consolidated Financial Statements included in Item 8 of National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference.



                                            Horizon
                              National       Energy
    Utility      Data-Track     Fuel      Development,  Total Before  Eliminations   Consolidated
 Constructors,     Account    Resources,      Inc.      Eliminations  & Adjustments  Company and
     Inc.      Services, Inc.   Inc.     (Consolidated) & Adjustments    (Dr) Cr     Subsidiaries

  $(1,627)        $112        $3,752       $  (162)       $747,122     $(366,999)     $380,123


       58           26         2,123        (9,428)        207,142      (102,471)      104,671


        -            -          (140)            -        (121,396)       59,476       (61,920)
  -------         ----        ------       -------        --------     ---------      --------

  $(1,569)        $138        $5,735       $(9,590)       $832,868     $(409,994)     $422,874
  =======         ====        ======       =======        ========     =========      ========





                                  ANALYSIS OF INVESTMENTS IN ASSOCIATED COMPANIES AT SEPTEMBER 30, 1996

                                  Par or                       Earnings                    Total Investment
                               Stated Value                  Reinvested in   Unremitted     in Associated
                                    of            Paid       the Business     Earnings        Companies
                                Subsidiary         in             at            Since             at
                                   Stock         Capital      Acquisition    Acquisition        Equity

Registrant:
  Distribution Corporation      $59,170         $121,668        $4,636        $215,110       $400,584
  Supply Corporation             25,345           35,833         2,453         155,516        219,147
  Seneca Resources                  500          104,035             6          34,051        138,592
  Leidy-Hub                           4            1,365             -            (690)           679
  Highland                            5              445             -           4,198          4,648
  UCI                                 1            4,959             -          (1,569)         3,391
  Data-Track                          1              499             -             138            638
  NFR                                10            3,490             -           5,735          9,235
  Horizon                             1            3,249             -          (9,590)        (6,340)
  Consolidating Adjustment            -                -             -           8,033          8,033
                                -------         --------        ------        --------       --------
                                 85,037          275,543         7,095         410,932        778,607
Supply Corporation:
  Seneca Resources                    -               61             -               -             61
                                -------         --------        ------        --------       --------
                                $85,037         $275,604        $7,095        $410,932       $778,668
                                =======         ========        ======        ========       ========



NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
  CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
        (THOUSANDS OF DOLLARS)

                                                         National     National
                                              National   Fuel Gas     Fuel Gas    Seneca                  Highland
                                              Fuel Gas Distribution    Supply    Resources   Leidy-Hub,    Land &
                                              Company  Corporation  Corporation Corporation     Inc.    Minerals, Inc.

OPERATING ACTIVITIES:
Net Income (Loss) Available for Common Stock  $104,671   $ 51,235     $34,402     $23,366      $128       $  561
Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
   Unremitted Earnings of Subsidiaries         (44,501)         -           -           -         -            -
   Depreciation, Depletion and Amortization          4     31,491      19,942      46,318         -          238
   Deferred Income Taxes                            49      4,046      (8,494)      8,444        76           17
   Other                                           834        691      (1,374)          4         -          (12)

Change in:
   Receivables and Unbilled Utility Revenue        571    (16,573)        347      (5,612)        -          158
   Accounts Receivable-Intercompany                456      1,290       3,155        (582)        -           70
   Gas Stored Underground
    and Material and Supplies                        -     (8,539)        867       1,198         -          149
   Prepayments                                     106      4,062         400      (2,537)        -            7
   Accounts Payable                                 11      2,703        (475)      2,641         -            2
   Amounts Payable to Customers                      -    (46,770)        387           -         -            -
   Accounts Payable-Intercompany                (2,130)        75      (2,141)        216         6          223
   Other Accruals and Current Liabilities         (560)    13,639         191       5,434       243          (64)
   Other Assets and Liabilities-Net             (1,130)     3,455         598      (3,414)     (244)          18
                                              --------   --------     -------     -------      ----       ------

   Net Cash Provided by (Used in) Operating
    Activities                                  58,381     40,805      47,805      75,476       209        1,367
                                              --------   --------     -------     -------      ----       ------


INVESTING ACTIVITIES:
Capital Expenditures                                 -    (63,730)    (22,260)    (86,243)        -         (366)
Capital Contribution                                 -          -           -           -       326            -
Investment in Associated Companies              (1,776)         -           -           -         -            -
Other                                                -          -       1,599       1,540      (705)          15
                                              --------   --------    --------    --------      ----        -----

Net Cash Provided by (Used In)
 Investing  Activities                          (1,776)   (63,730)    (20,661)    (84,703)     (379)        (351)
                                              --------   --------    --------    --------      ----        -----

FINANCING ACTIVITIES:
Change in Notes Payable to Banks
 and Commercial Paper                           52,100          -           -           -         -            -
Change in Notes Payable-Intercompany            (7,700)    60,900     (16,500)     10,700       100            -
Change in Notes and Dividends
 Receivable-Intercompany                       (63,514)         -      13,100           -         -            -
Net Proceeds from Issuance of
 Long-Term Debt                                 99,650          -           -           -         -            -
Reduction of Long-Term Debt                    (88,500)         -           -           -         -            -
Proceeds from Issuance of Common Stock          12,656          -           -           -         -            -
Dividends Paid on Common Stock                 (61,179)   (35,710)    (22,112)          -         -         (800)
                                              --------   --------    --------    --------      ----        -----

Net Cash Provided by (Used in)
 Financing Activities                          (56,487)    25,190     (25,512)     10,700       100         (800)
                                              --------   --------    --------    --------      ----        -----

Net Increase (Decrease) in Cash and
 Temporary Cash Investments                        118      2,265       1,632       1,473       (70)         216

Cash and Temporary Cash Investments
 at Beginning of Year                            7,125      1,776         833       1,285        76           37
                                              --------   --------    --------    --------      ----        -----

Cash and Temporary Cash Investments at
 End of Year                                  $  7,243   $  4,041    $  2,465    $  2,758      $  6        $ 253
                                              ========   ========    ========    ========      ====        =====



See Notes to Consolidated Financial Statements included in Item 8 of National Fuel Gas Company's Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference.




                                             Horizon
                              National       Energy
    Utility      Data-Track     Fuel      Development,  Total Before                 Consolidated
 Constructors,    Account     Resources,      Inc.      Eliminations  Eliminations   Company and
      Inc.     Services, Inc.   Inc.     (Consolidated) & Adjustments & Adjustments  Subsidiaries


     $   58         $ 26        $2,123     $(9,428)       $ 207,142     $(102,471)    $ 104,671


          -            -             -           -          (44,501)       44,501             -
        223            6            13          (4)          98,231             -        98,231
        138           (5)         (408)         44            3,907             -         3,907
          1            -           696           -              840         3,700         4,540


       (141)           -           845        (341)         (20,746)           (1)      (20,747)
         21          (12)          (10)          -            4,388        (4,388)            -

         17            -             -           -           (6,308)            -        (6,308)
        120            -          (223)        (54)           1,881             -         1,881
        (33)           -         1,701       3,161            9,711         1,057        10,768
          -            -             -           -          (46,383)            -       (46,383)
          -            3           269         193           (3,286)        3,286             -
      1,119           18           825      (2,645)          18,200             -        18,200
        (77)          11           (26)      1,377              568          (859)         (291)
     ------         ----        ------     -------        ---------     ---------     ---------


      1,446           47         5,805      (7,697)         223,644       (55,175)      168,469
     ------         ----        ------     -------        ---------     ---------     ---------



          -            -             -        (133)        (172,732)        1,165      (171,567)
       (800)           -             -       2,250            1,776        (1,776)            -
          -            -             -           -           (1,776)        1,776             -
        137            -          (452)     (2,335)            (201)       (1,165)       (1,366)
     ------         ----        ------     -------        ---------     ---------     ---------


       (663)           -          (452)       (218)        (172,933)            -      (172,933)
     ------         ----        ------     -------        ---------     ---------     ---------



          -            -             -           -           52,100             -        52,100
          -            -             -       7,600           55,100       (55,100)            -

       (800)        (100)       (4,500)          -          (55,814)       55,814             -

          -            -             -           -           99,650             -        99,650
          -            -             -           -          (88,500)            -       (88,500)
          -            -             -           -           12,656        (3,700)        8,956
          -            -          (140)          -         (119,941)       58,762       (61,179)
     ------         ----         -----     -------        ---------     ---------     ---------


       (800)        (100)       (4,640)      7,600          (44,749)       55,776        11,027
     ------         ----        ------     -------        ---------     ---------     ---------


        (17)         (53)          713        (315)           5,962           601         6,563


         77          120           749         632           12,710            47        12,757
     ------         ----        ------     -------        ---------     ---------     ---------


     $   60         $ 67        $1,462     $   317        $  18,672     $     648     $  19,320
     ======         ====        ======     =======        =========     =========     =========



HORIZON ENERGY DEVELOPMENT, INC.
CONSOLIDATING BALANCE SHEET
AT SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                  Eliminations  Consolidated
                                                                      and        Horizon and
                                         Horizon Sceptre Bruwabel Adjustments   Subsidiaries

ASSETS

Property, Plant & Equipment:
 Non-Utilities                           $     -  $  242  $1,493    $     -         $1,735
                                         -------  ------  ------    -------         ------
 Accumulated  DD&A                             -    (213)   (248)         -           (461)
                                         -------  ------  ------    -------         ------
                                               -      29   1,245          -          1,274
                                         -------  ------  ------    -------         ------
CURRENT ASSETS:
 Cash and Temporary Cash Investments          33      21     263          -            317
 Notes Rec. Interco.                         298       -       -       (298)             -
 Accounts Receivable - Intercompany          331       -       -       (331)             -
 Accounts Receivable                           8      55     278          -            341
 Prepaid Expenses                              -      14      40          -             54
                                         -------  ------  ------    -------         ------
                                             670      90     581       (629)           712
                                         -------  ------  ------    -------         ------
OTHER ASSETS:
 Investment in Associated Companies        4,082       -       -     (4,082)             -
 Other Assets                                  -      70   1,268          -          1,338
 Deferred Charges                              -      68       -          -             68
                                         -------  ------  ------    -------         ------
                                           4,082     138   1,268     (4,082)         1,406
                                         -------  ------  ------    -------         ------
                                         $ 4,752  $  257  $3,094    $(4,711)        $3,392
                                         =======  ======  ======    =======         ======

CAPITALIZATION & LIABILITIES

CAPITALIZATION:
 Common Stock                            $     1  $    -  $   29    $   (29)        $    1
 Paid - in - Capital                       3,249       -   2,200     (2,200)         3,249
 Capital Contribution from Horizon             -   7,756       -     (7,756)             -
 Earnings Reinvested in the Business      (9,590) (5,807)    (96)     5,903         (9,590)
                                         -------  ------  ------    -------         ------
                                          (6,340)  1,949   2,133     (4,082)        (6,340)
                                         -------  ------  ------    -------         ------
CURRENT AND ACCRUED LIABILITIES:
 Notes Payable Intercompany                7,600       -       -          -          7,600
 Accounts Payable                          2,204   1,082    (116)        16          3,186
 Accounts Payable - Intercompany             831     331     314       (645)           831
 Other Accruals and Current Liabilities      487  (3,109)    (24)         -         (2,646)
                                         -------  ------  ------    -------         ------
                                          11,122  (1,696)    174       (629)         8,971
                                         -------  ------  ------    -------         ------
DEFERRED CREDITS:
 Accumulated Deferred Income Taxes           (43)      -       -          -            (43)
 Other Deferred Credits                       13       4     787          -            804
                                         -------  ------  ------    -------         ------
                                             (30)      4     787          -            761
                                         -------  ------  ------    -------         ------

                                         $ 4,752  $  257  $3,094    $(4,711)        $3,392
                                         =======  ======  ======    =======         ======



HORIZON ENERGY DEVELOPMENT, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                     Eliminations
                                                                         and       Consolidated
                                                                     Adjustments   Horizon and
                                         Horizon  Sceptre  Bruwabel   (Dr.) Cr.    Subsidiaries

OPERATING REVENUE:
Other Operating Revenues                 $     -  $     -    $286       $    -        $   286
                                         -------  -------    ----       ------        -------
                                               -        -     286            -            286
                                         -------  -------    ----       ------        -------

OPERATING EXPENSE:
Operation                                  5,499    8,598     466            -         14,563
Maintenance                                    -        -       6            -              6
Property, Franchise & Other Taxes              2        -       -            -              2
Depreciation, Depletion and
  Amortization                                 -       69     (73)           -             (4)
Income Taxes - Net                        (1,985)  (3,021)      -            -         (5,006)
                                         -------  -------    ----       ------        -------
                                           3,516    5,646     399            -          9,561
                                         -------  -------    ----       ------        -------
Operating Loss                            (3,516)  (5,646)   (113)           -         (9,275)
                                         -------  -------    ----       ------        -------

OTHER INCOME:
Unremitted Earnings of Subsidiaries       (5,741)       -       -        5,741              -
Other                                          -        1      48            -             49
                                         -------  -------    ----       ------        -------

Income (Loss) Before Interest Charges     (9,257)  (5,645)    (65)       5,741         (9,226)
                                         -------  -------    ----       ------        -------

INTEREST CHARGES:
Interest Intercompany                        171        -       -            -            171
Other Interest                                 -        -      31            -             31
                                         -------  -------    ----       ------        -------
                                             171        -      31            -            202
                                         -------  -------    ----       ------        -------

Net Loss                                 $(9,428) $(5,645)   $(96)      $5,741        $(9,428)
                                         =======  =======    ====       ======        =======



HORIZON ENERGY DEVELOPMENT, INC.
CONSOLIDATING STATEMENT OF EARNINGS REINVESTED IN THE BUSINESS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                            Eliminations
                                                                                and       Consolidated
                                                                            Adjustments   Horizon and
EARNINGS REINVESTED IN THE BUSINESS        Horizon    Sceptre    Bruwabel    (Dr.) Cr.    Subsidiaries

Balance at Beginning of Year               $  (162)  $   (162)     $  -      $  162        $  (162)


Net Loss                                    (9,428)    (5,645)      (96)      5,741         (9,428)
                                           -------    -------      ----      ------        -------


Balance at End of Year                     $(9,590)   $(5,807)     $(96)     $5,903        $(9,590)
                                           =======    =======      ====      ======        =======




HORIZON ENERGY DEVELOPMENT, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                                 Consolidated
                                                                                 Horizon and
                                         Horizon  Sceptre  Bruwabel Eliminations Subsidiaries

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                 $(9,428) $(5,645)  $(96)      $5,741      $(9,428)
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating
   Activities:
 Depreciation, Depletion  & Amortization       -       69    (73)           -           (4)
 Deferred Income Taxes                       (43)      87      -            -           44
 Unremitted Earnings of Subsidiaries       5,741        -      -       (5,741)           -

Change in:
 Accounts Receivable - Intercompany         (298)       -      -          298            -
 Accounts Receivable                          (8)     (55)  (278)           -         (341)
 Prepayments                                   -      (14)   (40)           -          (54)
 Accounts Payable - Intercompany             193      331    314         (645)         193
 Accounts Payable                          2,204    1,057   (116)          16        3,161
 Other Accruals                              488   (3,109)   (24)           -       (2,645)
 Other Assets and Liabilities               (283)     620    709          331        1,377
                                         -------  -------   ----       ------      -------

Net Cash Provided by (Used in)
  Operations                              (1,434)  (6,659)   396            -       (7,697)
                                         -------  -------   ----       ------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction Charges                           -        -   (133)           -         (133)
Investment in Associated Companies        (6,655)       -      -        6,655            -
Capital Contribution                       2,250    6,655      -       (6,655)       2,250
Other                                     (2,335)       -      -            -       (2,335)
                                         -------  -------   ----       ------      -------
Net Cash Provided by (Used in)
  Investing Activities                    (6,740)   6,655   (133)           -         (218)
                                         -------  -------   ----       ------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Notes Payable Intercompany       7,600        -      -            -        7,600
                                         -------  -------   ----       ------      -------

Net Cash Provided by Financing
  Activities                               7,600        -      -            -        7,600
                                         -------  -------   ----       ------      -------

Net Increase (Decrease) in Cash             (574)      (4)   263            -         (315)

Cash at Beginning of Year                    607       25      -            -          632
                                         -------  -------   ----       ------      -------

Cash at End of Year                      $    33  $    21   $263       $    -      $   317
                                         =======  =======   ====       ======      =======



BRUWABEL AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
AT SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                      Eliminations Consolidated
                                                Power        Power         and     Bruwabel and
                                   Bruwabel Development International Adjustments  Subsidiaries

ASSETS

Property, Plant & Equipment:
 Non-Utilities                      $    -     $1,220      $  273       $     -       $1,493
                                    ------     ------      ------       -------       ------

 Accumulated DD&A                        -        (25)       (223)            -         (248)
                                    ------     ------      ------       -------       ------
 Net Property, Plant &
  Equipment                              -      1,195          50             -        1,245
                                    ------     ------      ------       -------       ------
CURRENT ASSETS:
 Cash and Temporary Cash
  Investments                           39         93         131             -          263
 Accounts Receivable -
  Intercompany                           -          -          37           (37)           -
 Accounts Receivable                     3        215          60             -          278
 Prepayments                             -          8          32             -           40
                                    ------     ------      ------       -------       ------
                                        42        316         260           (37)         581
                                    ------     ------      ------       -------       ------
OTHER ASSETS:
 Investment in Associated
  Companies                          2,171      1,078         190        (2,171)       1,268
                                    ------     ------      ------       -------       ------

                                    $2,213     $2,589      $  500       $(2,208)      $3,094
                                    ======     ======      ======       =======       ======

CAPITALIZATION & LIABILITIES

CAPITALIZATION:
 Common Stock                       $   29     $  760      $1,879       $(2,639)      $   29
 Paid in Capital                     2,200      1,020      (1,436)          416        2,200
 Earnings Reinvested in the
  Business                             (96)        65        (117)           52          (96)
                                    ------     ------      ------       -------       ------
 Total Common Stock Equity           2,133      1,845         326        (2,171)       2,133
                                    ------     ------      ------       -------       ------

CURRENT AND ACCRUED LIABILITIES:
 Accounts Payable                       35       (127)         13           (37)        (116)
 Accounts Payable - Intercompany        45        119         150             -          314
 Other Accruals and Current
  Liabilities                            -         (6)        (18)            -          (24)
                                    ------     ------      ------       -------       ------
 Total Current Liabilities              80        (14)        145           (37)         174
                                    ------     ------      ------       -------       ------

DEFERRED CREDITS:
 Other Deferred Credits                  -        758          29             -          787
                                    ------     ------      ------       -------       ------
                                         -        758          29             -          787
                                    ------     ------      ------       -------       ------

                                    $2,213     $2,589      $  500       $(2,208)      $3,094
                                    ======     ======      ======       =======       ======


BRUWABEL AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)


                                                                        Eliminations Consolidated
                                                                           and         Bruwabel
                                                 Power        Power     Adjustments      and
                                     Bruwabel Development International  (Dr.) Cr.   Subsidiaries

OPERATING REVENUES:
Other Operating Revenues               $  -      $276         $  10         $ -          $286
                                       ----      ----         -----         ---          ----
                                          -       276            10           -           286
                                       ----      ----         -----         ---          ----

OPERATING EXPENSES:
Operation                                44       308           114           -           466
Maintenance                               -         2             4           -             6
Depreciation, Depletion &
 Amortization                             -       (82)            9           -           (73)
                                       ----      ----         -----         ---          ----
                                         44       228           127           -           399
                                       ----      ----         -----         ---          ----
Operating Income (Loss)                 (44)       48          (117)          -          (113)
                                       ----      ----         -----         ---          ----

OTHER INCOME:
Unremitted Earnings of Subsidiaries     (52)        -             -          52             -
Other                                     -        48             -           -            48
                                       ----      ----         -----         ---          ----
                                        (52)       48             -          52            48
                                       ----      ----         -----         ---          ----
Income (Loss) Before Interest           (96)       96          (117)         52           (65)
                                       ----      ----         -----         ---          ----

INTEREST CHARGES:
Other Interest                            -        31             -           -            31
                                       ----      ----         -----         ---          ----

Net Income (Loss)                      $(96)     $ 65         $(117)        $52          $(96)
                                       ====      ====         =====         ===          ====



BRUWABEL
CONSOLIDATING STATEMENT OF EARNINGS REINVESTED IN THE BUSINESS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)


                                                                           Eliminations
                                                                               and       Consolidated
                                                  Power         Power      Adjustments   Bruwabel and
EARNINGS REINVESTED IN THE BUSINESS  Bruwabel  Development  International   (Dr.) Cr.    Subsidiaries

Balance at Beginning of Year           $  -        $ -         $   -           $ -           $  -


Net Income (Loss)                       (96)        65          (117)           52            (96)
                                       ----        ---          -----          ---           ----


Balance at End of Year                 $(96)       $65         $(117)          $52           $(96)
                                       ====        ===          =====          ===           ====



BRUWABEL
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                              Eliminations Consolidated
                                                       Power        Power        and       Bruwabel and
                                           Bruwabel Development International Adjustments  Subsidiaries

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                           $(96)      $ 65        $(117)         $52         $(96)
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating
   Activities:
 Depreciation, Depletion & Amortization        -        (82)           9            -          (73)
 Unremitted Earnings of Subsidiaries          52          -            -          (52)           -
Change in:
 Accounts Receivable - Intercompany            -          -          (37)          37            -
 Accounts Receivable                          (3)      (216)         (59)           -         (278)
 Prepayments                                   -         (8)         (32)           -          (40)
 Accounts Payable - Intercompany              45        119          150            -          314
 Accounts Payable                             35       (126)          12          (37)        (116)
 Other Accruals                                -         (6)         (18)           -          (24)
 Other Assets and Liabilities                  6        474          229            -          709
                                            ----       ----         ----          ---         ----

Net Cash Provided by Operations               39        220          137            -          396
                                            ----       ----         ----          ---         ----

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction Charges                           -       (127)          (6)           -         (133)
                                            ----       ----         ----          ---         ----
Net Cash Used in Investing
  Activities                                   -       (127)          (6)           -         (133)
                                            ----       ----         ----          ---         ----

Net Increase in Cash                          39         93          131            -          263

Cash at Beginning of Year                      -          -            -            -            -
                                            ----       ----         ----          ---         ----

Cash at End of Year                         $ 39       $ 93         $131          $ -         $263
                                            ====       ====         ====          ===         ====



POWER DEVELOPMENT, s.r.o.
CONSOLIDATING BALANCE SHEET
AT SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                           Consolidated
                                                                              Power
                                                              Eliminations Development
                                            Power    Teplarna    and           and
                                         Development Kromeriz Adjustments  Subsidiaries

ASSETS

Property, Plant & Equipment:
 Non-Utilities                             $    -     $1,220     $     -         $1,220
                                           ------     ------     -------         ------
 Accumulated  DD&A                              -        (25)          -            (25)
                                           ------     ------     -------         ------
                                                -      1,195           -          1,195
                                           ------     ------     -------         ------
CURRENT ASSETS:
 Cash and Temporary Cash Investments           82         11           -             93
 Accounts Receivable - Intercompany           753          -        (753)             -
 Accounts Receivable                            4        211           -            215
 Prepaid Expenses                               -          8           -              8
                                           ------     ------     -------         ------
                                              839        230        (753)           316
                                           ------     ------     -------         ------
OTHER ASSETS:
 Investment in Associated Companies         1,178      1,078      (1,178)         1,078
                                           ------     ------     -------         ------

                                           $2,017     $2,503     $(1,931)        $2,589
                                           ======     ======     =======         ======

CAPITALIZATION & LIABILITIES

CAPITALIZATION:
 Common Stock                              $  760     $   36     $   (36)        $  760
 Paid - in - Capital                        1,020      1,092      (1,092)         1,020
 Earnings Reinvested in the Business           65         50         (50)            65
                                           ------     ------     -------         ------
                                            1,845      1,178      (1,178)         1,845
                                           ------     ------     -------         ------
CURRENT AND ACCRUED LIABILITIES:
 Accounts Payable                              35        355        (517)          (127)
 Accounts Payable - NFG (Horizon)             119          -           -            119
 Accounts Payable - Intercompany                -        236        (236)             -
 Other Accruals and Current Liabilities         1         (7)          -             (6)
                                           ------     ------     -------         ------
                                              155        584        (753)           (14)
                                           ------     ------     -------         ------
DEFERRED CREDITS:
 Other Deferred Credits                        17        741           -            758
                                           ------     ------     -------         ------
                                               17        741           -            758
                                           ------     ------     -------         ------

                                           $2,017     $2,503     $(1,931)        $2,589
                                           ======     ======     =======         ======


POWER DEVELOPMENT, s.r.o.
CONSOLIDATING STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                                Consolidated
                                                                 Eliminations      Power
                                                                     and        Development
                                           Power      Teplarna   Adjustments        and
                                        Development   Kromeriz    (Dr.) Cr.     Subsidiaries

OPERATING REVENUES:
Other Operating Revenues                    $11          $265       $  -            $276
                                            ---          ----       ----            ----
                                             11           265          -             276
                                            ---          ----       ----            ----

OPERATING EXPENSES:
Operation                                    (4)          312          -             308
Maintenance                                   -             2          -               2
Depreciation, Depletion & Amortization        -           (82)         -             (82)
                                            ---          ----       ----            ----
                                             (4)          232          -             228
                                            ---          ----       ----            ----
Operating Income                             15            33          -              48
                                            ---          ----       ----            ----

OTHER INCOME:
Unremitted Earnings of Subsidiaries          50            -         (50)              -
Other                                         -            48          -              48
                                            ---          ----       ----            ----
                                             50            48        (50)             48
                                            ---          ----       ----            ----
Income Before Interest                       65            81        (50)             96
                                            ---          ----       ----            ----

INTEREST CHARGES:
Other Interest                                -            31          -              31
                                            ---          ----       ----            ----
                                              -            31          -              31
                                            ---          ----       ----            ----

Net Income                                  $65          $ 50       $(50)           $ 65
                                            ===          ====       ====            ====





POWER DEVELOPMENT, s.r.o.
CONSOLIDATING STATEMENT OF EARNINGS REINVESTED IN THE BUSINESS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                                   Consolidated
                                                                    Eliminations      Power
                                                                        and        Development
                                              Power      Teplarna   Adjustments         and
EARNINGS REINVESTED IN THE BUSINESS        Development   Kromeriz    (Dr.) Cr.     Subsidiaries

Balance at Beginning of Year                  $ -          $ -           $  -           $ -


Net Income                                     65           50            (50)           65
                                              ---          ---           ----           ---


Balance at End of Year                        $65          $50           $(50)          $65
                                              ===          ===           ====           ===



POWER DEVELOPMENT, s.r.o.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
(THOUSANDS OF DOLLARS)

                                                                             Consolidated
                                                                                Power
                                                                Eliminations Development
                                              Power    Teplarna    and           and
                                           Development Kromeriz Adjustments  Subsidiaries

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                    $ 65      $  50       $(50)       $ 65
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating
   Activities:
 Depreciation, Depletion & Amortization          -        (82)         -         (82)
 Unremitted Earnings of Subsidiary             (50)         -         50           -

Change in:
 Accounts Receivable - Intercompany           (753)         -        753           -
 Accounts Receivable - Customers                (4)      (212)         -        (216)
 Prepayments                                     -         (8)         -          (8)
 Accounts Payable - Intercompany               119        236       (236)        119
 Accounts Payable                               35        356       (517)       (126)
 Other Accruals                                  1         (7)         -          (6)
 Other Assets and Liabilities                  669       (195)         -         474
                                              ----       ----        ---        ----

Net Cash Provided by Operations                 82        138          -         220
                                              ----       ----        ---        ----

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction Charges                             -       (127)         -        (127)
                                              ----       ----        ---        ----
Net Cash Used in Investing Activities            -       (127)         -        (127)
                                              ----       ----        ---        ----

Net Increase in Cash                            82         11          -          93

Cash at Beginning of Year                        -          -          -           -
                                              ----       ----        ---        ----

Cash at End of Year                           $ 82       $ 11        $ -        $ 93
                                              ====       ====        ===        ====


EXHIBITS

   A.    *(1)   Annual Report on Form 10-K for fiscal year ended September 30,
                1996 filed December 20, 1996 (File No. 1-3880).

          (2) National Fuel Gas Company 1996 Annual Report to Shareholders (paper copy submitted under cover of Form SE).

         *(3) National Fuel Gas Company Proxy Statement, dated and filed December 30, 1996 (File No. 1-03880)

   B.    Articles of Incorporation, By-Laws and Partnership Agreements

         (1)      National Fuel Gas Company

                    *i Restated Certificate of Incorporation of National Fuel Gas Company, dated March 15, 1985 (Exhibit 10-00, Form 10-K for fiscal year ended September 30, 1991 in File No. 1-3880)

                   *ii Certificate of Amendment of Restated Certificate of Incorporation, dated March 17, 1992 (Exhibit EX-3(a), Form 10-K for fiscal year ended September 30, 1992 in File No. 1-3880)

                  *iii National Fuel Gas Company By-Laws as amended through June 9, 1994. (Exhibit 3.1, Form 10-K for fiscal year ended September 30, 1994 in File No. 1-3880)

                   *iv Certificate of Amendment of Restated Certificate of Incorporation of National Fuel Gas Company, dated March 9, 1987 (Exhibit 3.1, Form 10-K for fiscal year ended September 30, 1995 in File No. 1-3880)

                    *v Certificate of Amendment of Restated Certificate of Incorporation of National Fuel Gas Company, dated
                          February 22, 1988 (Exhibit 3.2, Form 10-K for fiscal year ended September 30, 1995 in File No. 1-3880)

                   *vi Excerpts from Minutes from National Fuel Gas Company Board of Directors meeting of September 19, 1996, regarding compensation of non-employee directors and related amendments of By-Laws (Exhibit 3.1, Form 10-K for fiscal year ended September 30, 1996 in File No. 1-3880)

         (2)      National Fuel Gas Distribution Corporation

                    *i By-Laws, as amended (Exhibit 2(i), designated as Exhibit EX-3(b) for EDGAR purposes, Form U5S for fiscal year ended September 30, 1994)

                   *ii    Restated Certificate of Incorporation of National Fuel
                          Gas  Distribution  Corporation,   dated  May  9,  1988
                          (Exhibit B-1 in File No. 70-7478)


*  Incorporated herein by reference as indicated.

         (3)      National Fuel Gas Supply Corporation

                    *i By-Laws, as amended (Exhibit (3) i, Form U5S for fiscal year ended September 30, 1989)

                   *ii    Articles  of   Incorporation  of  United  Natural  Gas
                          Company, dated February 1, 1886 (Exhibit (3)ii, Form U5S for fiscal year ended September 30, 1984)

                  *iii Certificate of Merger and Consolidation dated January 2, 1951 (Exhibit (3)iii, Form U5S for fiscal year ended September 30, 1984)

                   *iv Joint Agreement and Plan of Merger, dated June 18, 1974. (Exhibit (3) iv, Form U5S for fiscal year ended September 30, 1987)

                    *v Certificate of Merger and Plan of Merger of Penn-York Energy Corporation and National Fuel Gas Supply Corporation dated April 1, 1994. (Exhibit (3)v, designated as Exhibit EX-99-3 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1994)

         (4)      Leidy Hub, Inc. (Formerly Enerop Corporation)

                    *i    By-Laws (Exhibit A-15, File No. 70-7478)

                   *ii Restated Articles of Incorporation of Enerop Corporation dated April 13, 1988 (Exhibit B-4 in File No. 70-7478)

                  *iii Action by Board of Directors to amend the By-Laws dated October 10, 1993 including a Restated Certificate of Incorporation of Enerop Corporation dated October 15, 1993 (Exhibit (4)iii, designated as Exhibit EX-3 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1993)

                   *iv Partnership Agreement between Leidy Hub, Inc. and Hub Services, Inc. dated September 1, 1994. (Exhibit
                          (4)iv, designated as Exhibit EX-99-1 for EDGAR purposes, Form U5S for fiscal year ended September 30,
                          1994)

                    *v    Ellisburg-Leidy Northeast Hub Company Admission
                          Agreement   dated  June  12,  1995.   (Exhibit   (4)v,
                          designated as Exhibit EX-99-1 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995)

                   *vi Letter Agreement between Leidy Hub, Inc. and Hub Services, Inc. dated June 12, 1995. (Exhibit (4)vi, designated as Exhibit EX-99-2 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995)

                  *vii Consent and waiver by Leidy Hub, Inc. dated June 12, 1995. (Exhibit (4)vii, designated as Exhibit EX-99-3 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995)


*  Incorporated herein by reference as indicated.

                  viii Limited Liability Company Agreement of Enerchange, L.L.C. dated June 12, 1995 and related documents. Designated as Exhibit EX-99-1 for EDGAR purposes. [Portions of this document are subject to a request for confidential treatment under Rule 104(b)]

         (5)      Seneca Resources Corporation

                    *i By-Laws, as amended (Exhibit (5) i, Form U5S for fiscal year ended September 30, 1989)

                   *ii Articles of Incorporation of Mars Natural Gas Company dated March 29, 1913 (Exhibit (5)ii, Form U5S for fiscal year ended September 30, 1984)

                  *iii    Secretary's Certificate dated January 4, 1918 (Exhibit
                          (5)iii,  Form U5S for fiscal year ended  September 30,
                          1984)

                   *iv    Articles of Amendment, dated March 30, 1955 (Exhibit
                          (5)iv,  Form U5S for fiscal year ended  September  30,
                          1984)

                    *v Certificate of Amendment changing name of the Mars Company to Seneca Resources Corporation, January 29, 1976 (Exhibit (5)v, Form U5S for fiscal year ended September 30, 1984)

                   *vi Certificate of Merger and Plan of Merger of Seneca Resources Corporation and Empire Exploration, Inc. dated April 29, 1994. (Exhibit (5)vi, designated as
                          Exhibit EX-99-2 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1994)

         *(6) Limited Partnership Agreement dated November 28, 1983, between Empire Exploration, Inc. (now Seneca Resources Corporation) as general partner and Herman P. Loonsk as limited partner (Exhibit (8), Form U5S for fiscal year ended September 30,
                  1984)

         *(7) Empire 1983 Drilling Program, Limited Partnership Agreement, dated November 28, 1983, between Empire Exploration, Inc., (now Seneca Resources Corporation) as general partner and those parties collectively called limited partners. (Exhibit
                  (9), Form U5S for fiscal year ended September 30, 1984)

         *(8)     Empire 1983 Joint Venture Agreement dated December 6, 1983
                  between  Empire   Exploration,   Inc.  (now  Seneca  Resources
                  Corporation) and Empire 1983 Drilling Program (Exhibit (10), Form U5S for fiscal year ended September 30, 1984)

          (9)     Highland Land & Minerals, Inc.

                   *i    Certificate of Incorporation, dated August 19, 1982
                         (Exhibit  (11)i,   Form  U5S  for  fiscal  year  ended
                         September 30, 1985)

                  *ii By-Laws (Exhibit (11) ii, Form U5S for fiscal year ended September 30, 1987)

*  Incorporated herein by reference as indicated.

         (10)     Utility Constructors, Inc.

                   *i Articles of Incorporation, dated December 23, 1986, and certificate of amendment dated December 31, 1986. (Exhibit (12)i, Form U5S for fiscal year ended September 30, 1987)

                  *ii By-Laws (Exhibit (12) ii, Form U5S for fiscal year ended September 30, 1987)

         (11)     Data-Track Account Services, Inc.

                   *i Restated Articles of Incorporation, dated March 2, 1984 (Exhibit A-1, File No. 70-7512)

                  *ii    By-Laws (Exhibit A-2, File No. 70-7512)

         (12)     National Fuel Resources, Inc.

                   *i Articles of Incorporation, dated January 9, 1991. (Exhibit (14)i; designated as Exhibit EX-3(a) for EDGAR purposes, Form U5S for fiscal year ended September 30,
                         1992)

                  *ii By-Laws (Exhibit (14)ii; designated as Exhibit EX-3(b) for EDGAR purposes, Form U5S for fiscal year ended September 30, 1992)

         (13)     Horizon Energy Development, Inc.

                   *i Certificate of Incorporation. (Exhibit (13)i, designated as Exhibit EX-3(a) for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995)

                  *ii By-Laws. (Exhibit (13)ii, designated as Exhibit EX-3(b) for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995)

                 *iii Partnership agreement of Sceptre Power Company, dated September 15, 1995. (Exhibit (13)iii, designated as Exhibit EX-99-4 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995) [Portions of the agreement are subject to confidential treatment under Rule 104(b).]

         (14) Beheeren-Beleggingmaatschappij Bruwabel B.V. Articles of Incorporation. Designated as exhibit EX-99-2 for EDGAR purposes.

         (15) Power International, s.r.o. - Governing documents to be filed by amendment when available.

         (16) Power Development, s.r.o. - Governing documents to be filed by amendment when available.

         (17) Teplarna Kromeriz a.s. - Governing documents to be filed by amendment when available.

*  Incorporated herein by reference as indicated.

         (18)     KPP Investment, L.L.C.

                    i Limited Liability Company Agreement dated January 11, 1996. Designated as exhibit EX-99-3 for EDGAR purposes.

                   ii Certificate of Formation, dated January 15, 1997. Designated at Exhibit EX-99-4 for EDGAR purposes.

         (19)     Sceptre Kabirwala, L.L.C.

                    i Limited Liability Company Agreement dated January 26, 1996. Designated as exhibit EX-99-5 for EDGAR purposes.

                   ii Certificate of Formation, dated January 10, 1997. Designated as Exhibit EX-99-6 for EDGAR purposes.

   C.    Indentures

         * Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company)
             (Exhibit 2(b) in File No. 2-51796)

         * Third Supplemental Indenture dated as of December 1, 1982, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4(a)(4) in File No. 33-49401)

         * Ninth Supplemental Indenture dated as of January 1, 1990, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit EX-4-4,
             Form 10-K for fiscal year ended September 30, 1992 in File No. 1-3880)

         * Tenth Supplemental Indenture dated as of February 1, 1992, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4(a), Form 8-K dated February 14, 1992 in File No. 1-3880)

         * Eleventh Supplemental Indenture dated as of May 1, 1992, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4(b), Form 8-K dated February 14, 1992 in File No. 1-3880)

         * Twelfth Supplemental Indenture dated as of June 1, 1992, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4(c), Form 8-K dated June 18, 1992 in File No. 1-3880)

         * Thirteenth Supplemental Indenture dated as of March 1, 1993, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4(a)(14) in File No. 33-49401)

*  Incorporated herein by reference as indicated.

EXHIBITS (Concluded)

         * Fourteenth Supplemental Indenture dated as of July 1, 1993, to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4.1, Form 10-K for fiscal year ended September 30, 1993 in File No. 1-3880)

         * Fifteenth Supplemental Indenture dated as of September 1, 1996 to Indenture dated as of October 15, 1974, between the Company and The Bank of New York (formerly Irving Trust Company) (Exhibit 4.1, Form 10-K for fiscal year ended September 30, 1996 in File No. 1-3880)

         * Rights Agreement between National Fuel Gas Company and Marine Midland Bank dated June 13, 1996 (Exhibit 99.1, Form 8-K dated June 13, 1996 in File No. 1-3880)

   D.    *   Tax Allocation Agreement pursuant to Rule 45(c).  (Exhibit (D), designated as EX-99-5 for EDGAR purposes, Form U5S for fiscal year ended September 30, 1995)

   E.    *   (1)  Filing pursuant to Rule 48(b)  (Exhibit (E), Form U5S for fiscal year ended September 30, 1991)

             (2) Enerchange, L.L.C. Audited Financial Statements as of December 31, 1995. Filed in paper only under cover of Form SE as prescribed by Rule 16(c).

   F.     Schedules of Supporting Items of this Report - None.

   G. Financial Data Schedules. (Designated as Exhibit EX-27 for EDGAR purposes.)

   H. Organization chart showing relationship to exempt wholesale generator . Designated as exhibit EX-99-7 for EDGAR purposes.

   I. Fauji Kabirwala Power Company Limited, Accounts for the year ended June 30, 1996. Designated as exhibit EX-99-8 for EDGAR purposes.





















*  Incorporated herein by reference as indicated.

                                S I G N A T U R E


         The undersigned System company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                        NATIONAL FUEL GAS COMPANY





                                        By: /s/ Joseph P. Pawlowski
                                           ------------------------------------
                                            Joseph P. Pawlowski, Treasurer
                                            and Principal Accounting Officer

Date:  January 28, 1997
       ----------------


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                                  EXHIBIT INDEX


EX27-1 Financial Data Schedule of National Fuel Gas Company for period ending September 30, 1996

EX27-2 Financial Data Schedule of National Fuel Gas Distribution Corporation for period ending September 30, 1996

EX99-1 Limited Liability Company Agreement of Enerchange, L.L.C. dated June 12, 1995 and related documents.

EX99-2   Beheeren-Beleggingmaatschappij Bruwabel B.V. Articles of Incorporation

EX99-3 KPP Investment, L.L.C. Limited Liability Company Agreement, dated January 11, 1996.

EX99-4   KPP Investment, L.L.C. Certificate of Formation, dated January 15, 1997

EX99-5 Sceptre Kabirwala, L.L.C. Limited Liability Company Agreement dated January 26, 1996

EX99-6   Sceptre Kabirwala, L.L.C. Certificate of Formation, dated January 10,
         1997

EX99-7   Organization Chart showing relationship to exempt wholesale generator

EX99-8 Fauji Kabirwala Power Company Limited, Accounts for the year ended June 30, 1996